82-000334

Interim Report

as of June 30, 2006

Deutsche Bank

Deutsche Bank – The Group at a Glance

	Six months ended	
	Jun 30, 2006	Jun 30, 2005
Share price at period end	€ 88.00	€ 64.71
Share price high	€ 100.20	€ 69.90
Share price low	€ 80.74	€ 60.90
Basic earnings per share	€ 6.51	€ 4.40
Diluted earnings per share[1]	€ 5.57	€ 4.06
Average shares outstanding, in m., basic	451	466
Average shares outstanding, in m., diluted	515	504
Return on average total shareholders' equity (after tax)	19.4%	15.4%
Adjusted return on average active equity (after tax)	22.1%	17.4%
Pre-tax return on average total shareholders' equity	29.6%	24.0%
Pre-tax return on average active equity	34.2%	26.7%
Cost/income ratio	69.1%	73.0%
	in € m.	in € m.
Total revenues	14,790	12,484
Provision for loan losses	105	169
Total noninterest expenses	10,213	9,118
Income before income tax expense and cumulative effect of accounting changes	4,472	3,197
Net income	2,936	2,050
Underlying revenues	14,541	12,290
Provision for credit losses	82	161
Operating cost base	10,090	8,798
Underlying pre-tax profit	4,346	3,310
Underlying pre-tax return on average active equity	33.2%	27.7%
Underlying cost/income ratio	69.4%	71.6%
	Jun 30, 2006 in € bn.	Dec 31, 2005 in € bn.
Total assets	1,058	992
Loans, net	164	151
Shareholders' equity	29.1	29.9
BIS core capital ratio (Tier I)	8.7%	8.7%
	Number	Number
Branches	1,605	1,588
thereof in Germany	835	836
Employees (full-time equivalent)	65,435	63,427
thereof in Germany	26,214	26,336
Long-term rating		
Moody's Investors Service, New York	Aa3	Aa3
Standard & Poor's, New York	AA–	AA–
Fitch Ratings, New York	AA–	AA–

The reconciliation of average active equity, underlying measures and ratios from reported figures is provided on pages 47 and 48 of this report.

[1] Including numerator effect of assumed conversions. The effect for the six months ended June 30, 2006 and 2005 was € (0.13) and € (0.01), respectively.

Due to rounding, numbers presented throughout this document may not add up precisely to the totals we provide and percentages may not precisely reflect the absolute figures.

Dear Shareholders,

In the second quarter of 2006, Deutsche Bank delivered strong results in challenging markets. After the favorable environment of the first quarter this year, the world's financial markets experienced more volatile conditions during May and June, reflecting inflationary pressures and prospects of higher interest rates in the global economy, together with ongoing geopolitical uncertainties. These concerns led to corrections in the world's leading equity markets and sustained pressure on some emerging market stock exchanges. Despite these challenges, Deutsche Bank produced a second-quarter performance which was significantly ahead of the same period in 2005 and, as a result, an outstanding first half year.

Net revenues for the second quarter were € 6.8 billion, up by 15% versus the second quarter of 2005. Income before income taxes rose 32% to € 1.9 billion, and net income by 29% to € 1.2 billion. Pre-tax return on average active equity, per target definition, was 29%, compared to 25% in the second quarter of last year, while diluted earnings per share rose 14% to € 2.17. For the first half 2006, revenues were up 18% to € 14.8 billion, income before income taxes rose by 40% to € 4.5 billion, and net income by 43% to € 2.9 billion. Pre-tax return on average active equity, per target definition, was 35% compared to 29% in the first half of 2005, while diluted earnings per share were € 5.57.

The Corporate and Investment Bank (CIB) recorded its best-ever second quarter, with underlying pre-tax profits rising 65% to € 1.4 billion. In difficult markets, our sales and trading business delivered solid year-on-year growth. Sales & Trading (debt and other products) produced record second-quarter results, with revenues rising 46%, driven by very strong advances in credit trading and healthy levels in our customer flow businesses, including foreign exchange, money market and rates. Sales & Trading (equity) grew by 23% versus the second quarter last year, with strong performances in cash equities, equity derivatives and prime services. Against a backdrop of corrections in global equity markets, our equity proprietary trading unit gave up some of the gains recorded during the exceptionally strong first quarter, resulting in a second-quarter trading loss. Nevertheless, equity proprietary trading remained solidly positive for the first half year. Businesses acquired last year, United Financial Group in Russia and Bender Securities in Turkey, are now fully integrated into our platform.

Our Corporate Finance business delivered significant growth, with origination and advisory revenues up 33%, due principally to strong momentum in equity and debt origination, while Global Transaction Banking produced its best-ever quarterly underlying profits, up 81% compared to the second quarter 2005.

Private Clients and Asset Management (PCAM) continued to make strong progress, with underlying pre-tax profits of € 490 million, up 32% over the second quarter 2005. Asset and Wealth Management's underlying pre-tax profits rose 67%, reflecting performance fees in real estate asset management, whilst Private Wealth Management continued to attract inflows of customer money. In our Private & Business Clients (PBC) business, underlying pre-tax profits rose 14% to € 281 million, despite the costs of ongoing investments, notably in India and the expansion of the branch network in Poland. PCAM's continued earnings growth reflects the success of our efforts to optimise this business, which now contributes a sizeable, high-quality earnings stream for Deutsche Bank.

We have committed to growing our core businesses both by organic investment and by focused incremental acquisitions and I am pleased to report successful acquisitions by both CIB and PCAM. We strengthened our PBC business in Germany with the agreement to acquire Berliner Bank, which we announced in June. Berliner Bank is an excellent fit with our own network, and boosts our presence in Germany's capital city by the addition of 60 modern branches and 320,000 customers whose profile complements our existing client base. We also strengthened CIB's sales and trading businesses with our acquisition of MortgageIT, announced in early July. This fast-growing U.S. mortgage originator offers highly profitable synergies with Deutsche Bank's world-leading securitization platform, boosts our position in the all-important North American market, and underscores our commitment to high-quality, innovative products and services. These transactions demonstrate our willingness to grow by acquisition, but only where we see compelling strategic logic and value for our shareholders.

Risk management remained tight during the quarter, with problem loans falling to the lowest level for more than five years. Our capital management continued to meet our primary objectives: well-funded business growth, superior returns to our shareholders, and capital strength. We supported business growth by increasing risk-weighted assets by € 6 billion, whilst also repurchasing 12.3 million shares for a consideration of € 1.1 billion. Simultaneously, we recorded a Tier 1 capital ratio at 8.7%, comfortably within our target range of between 8% and 9%.

We were very pleased to see many of you in attendance at our last Annual General Meeting. Shareholders representing 41% of our equity attended or were represented at this year's meeting. You approved our proposed dividend for 2005, of € 2.50 per share, which represents a near-doubling in three years, and underlines our commitment to an attractive dividend policy. Management also received shareholders' approval for a new share buyback program, with authorization to repurchase up to 10% of outstanding shares, which we launched immediately, replacing the previous program. This allows us continued flexibility in capital management, and an additional option of returning capital to shareholders.

After an outstanding first half of 2006, my colleagues and I are very confident of Deutsche Bank's prospects for continued growth and success in the future. In the first quarter of this year, we demonstrated outperformance in good markets; in the second quarter, we proved our ability to deliver in challenging conditions. We have built leading franchises in those areas where we compete. In both developed and emerging markets across the world, we are well-placed in areas of long-term strategic potential. Continuing uncertainties over the sustainability of economic growth, fuelled by concerns over higher inflation, may impact financial markets and business activities. However, given our strategic positioning, the strength of our platform and the broad diversification of our business portfolio, we remain convinced of the favorable mid and long term prospects for Deutsche Bank.

Yours sincerely,

Josef Ackermann
Chairman of the Management Board and
the Group Executive Committee

Frankfurt am Main, August 2006

Discussion of Results

Deutsche Bank reported income before income taxes of € 1.9 billion for the second quarter 2006, up 32% versus the second quarter 2005. Net income was € 1.2 billion, up 29%. Reported pre-tax return on average active equity was 29%, compared to 23% in the prior year quarter. Pre-tax return on average active equity per the bank's target definition, which excludes restructuring charges and substantial gains on the sale of industrial holdings, was 29%, compared to 25% for the prior year quarter. Diluted earnings per share were up 14% to € 2.17.

For the first six months, income before income taxes was € 4.5 billion, up 40% versus the first six months of 2005. Net income was € 2.9 billion, up 43%, while pre-tax return on average active equity, per target definition, was 35%, compared to 29% for the first six months of 2005. Diluted earnings per share were € 5.57, up 37%.

Group Highlights

Net revenues for the quarter were € 6.8 billion, up 15% versus the second quarter 2005. Revenues in the Corporate and Investment Bank (CIB) rose 27% to € 4.5 billion. Revenues in Sales & Trading (Debt and other products) were the best ever for a second quarter, rising 46% to € 2.4 billion, against a backdrop of better markets in credit trading and strong customer activity in the foreign exchange, money markets and rates businesses. Revenues in Sales & Trading (Equity) rose 23% to € 743 million, with growth in derivatives, cash and prime services. In challenging equity markets, CIB's equity proprietary trading unit gave up some of the gains recorded in the first quarter, resulting in a second-quarter trading loss, but nevertheless remained solidly positive for the first six months of 2006. Revenues in Origination and Advisory rose 33% to € 732 million, driven primarily by record revenues in Origination, with high-yield debt issuance recovering strongly from the challenging conditions of the second quarter 2005.

Revenues in Private Clients and Asset Management (PCAM) rose 15% to € 2.3 billion, mainly reflecting substantial performance fees in the real estate Asset Management business, while revenues in both Private Wealth Management and Private & Business Clients also grew year-on-year.

For the first six months, Group net revenues were € 14.8 billion, up 18% versus the first six months of 2005.

Provision for credit losses, which includes provisions for both loan losses and off-balance sheet positions (the latter reported in noninterest expenses), was € 78 million for the quarter, slightly down from the second quarter 2005. Provision for credit losses in PCAM grew in line with business growth in consumer lending, whilst provision for credit losses in CIB continued to benefit from successful workouts. Problem loans at the end of the quarter were € 3.5 billion, down from € 3.6 billion at the end of the first quarter 2006, the lowest level for more than five years.

Noninterest expenses for the quarter were € 4.8 billion, compared to € 4.4 billion in the second quarter 2005. The reported cost/income ratio was 71%, down from 75% in the second quarter 2005, while restructuring charges were € 57 million, down from € 116 million. The operating cost base, which excludes restructuring charges and other items, was € 4.8 billion in the second quarter, up 12% versus the second quarter 2005. Compensation costs rose by 17% to € 3.1 billion, reflecting higher performance-related compensation, and resulting in an underlying compensation ratio of 46%, up from 45% in the second quarter of 2005 but stable compared to the first quarter 2006. Non-compensation operating costs were € 1.7 billion, up by 4% versus the second quarter 2005, reflecting business investments including marketing and promotional expenses. For the first six months, noninterest expenses were € 10.2 billion, up 12% versus 2005, while the operating cost base was € 10.1 billion, up 15%, with both increases reflecting higher bonus accruals consistent with improved operating performance. The underlying cost/income ratio for the first six months improved to 69%, down from 72% in the first six month of 2005.

Income before income taxes for the quarter was € 1.9 billion, up 32% versus the second quarter 2005. Reported pre-tax return on average active equity was 29%, up from 23% in the prior year period. Per the bank's target definition (which excludes restructuring charges of € 57 million in the current quarter and € 116 million in the second quarter 2005), pre-tax return on average active equity was 29%, compared to 25% in the prior year period. For the first six months, pre-tax return on average active equity, per target definition, was 35% versus 29% in 2005.

Net income for the quarter was € 1.2 billion, up 29% from € 947 million in the second quarter 2005. The effective tax rate was 34%, compared to 33% for the second quarter 2005. Diluted earnings per share for the quarter were € 2.17, up 14% versus the second quarter 2005. For the first six months, net income was € 2.9 billion, up 43% versus 2005, while diluted earnings per share were € 5.57, up 37%.

The BIS Tier 1 ratio was 8.7%, compared to 8.8% at the end of the first quarter, and comfortably within the bank's target range of between 8 and 9%. Deutsche Bank reaffirmed its capital management strategy of maintaining core capital strength, funding business growth, and generating attractive returns for shareholders. The bank grew its risk position by € 6 billion to € 263 billion during the quarter, whilst also repurchasing 12.3 million shares, at an average price of € 91.03 per share. At the Annual General Meeting on June 1, shareholders approved a new buyback program, authorizing the repurchase of up to a further 10% of outstanding shares, which was started on June 2, 2006, replacing the previous program.

Business Segment Review

Corporate and Investment Bank Group Division (CIB)

In CIB, underlying pre-tax profit was € 1.4 billion for the second quarter 2006, an increase of € 558 million, or 65%, from € 857 million in the second quarter 2005. Income before income taxes, which also includes restructuring charges of € 25 million in the second quarter 2006 and € 47 million in the second quarter of 2005, rose by € 580 million, or 72%, to € 1.4 billion.

Corporate Banking & Securities (CB&S)

Revenues in Sales & Trading (Debt and other products) were € 2.4 billion in the second quarter 2006, up by 46%, or € 747 million, versus the second quarter 2005. Year-on-year growth was particularly high in the bank's credit trading businesses, with markets having recovered substantially from the challenging second quarter of 2005. Performance was also strong in foreign exchange, money markets and rates, while revenues were weaker in Emerging Markets Debt. *Euromoney* magazine acknowledged our leading position in structured products by naming Deutsche Bank the World's Best Risk Management House. With respect to our "market access" products, *Euromoney* named the bank the World's Best Investment-Grade Debt House for the fourth consecutive year, and Best Emerging Markets Debt House for the first time. Deutsche Bank was also named Best Debt House in Asia.

Sales & Trading (Equity) generated revenues of € 743 million in the second quarter 2006, up by 23% versus the second quarter 2005. Earnings were strong across all customer businesses. Cash Equities, Equity Derivatives and Prime Services saw substantial year-on-year revenue growth due to more active customer flow. Successive corrections across major and developing indices during May and June made conditions more challenging in our equity proprietary trading unit, resulting in a trading loss in the second quarter after a very strong first quarter performance. Nonetheless, almost all proprietary trading strategies remained significantly positive in the first half of the year. *Euromoney* magazine named Deutsche Bank Best Equity House in Germany and Russia, the latter acknowledging the advance made in our Russian franchise since the integration of United Financial Group.

Origination and Advisory generated revenues of € 732 million in the second quarter 2006, up by € 184 million, or 33%, versus the same period last year. Origination (Debt) revenues benefited from rising market volumes across all products, especially compared with weaker high-yield markets of the second quarter 2005. Deutsche Bank maintained a top 3 position globally in high-yield bonds and top 5 positions in syndicated loans and high grade bonds. Origination (Equity) revenues reflected higher market volumes across all products and regions although some slowing was experienced late in the quarter due to volatility in global equity markets. Deutsche Bank's share in international convertibles, European equity and equity-related issues, and U.S. equity issues continued to increase in the first half of the year. Advisory revenues in the first half of the year reflected higher market volumes globally and market share gains in Europe and Japan as measured by fee pool. In European M&A, Deutsche Bank gained five places and achieved a top five position by fee pool (sources for all rankings, market volume and fee pool data: *Thomson Financial, Dealogic*).

Loan products revenues were € 232 million for the second quarter 2006, a 25% decrease from the same period last year. The second quarter 2006 saw spread tightening in certain industry sectors resulting in mark-to-market losses in the hedge portfolio, whereas spreads had generally widened in the corresponding quarter of 2005, resulting in mark-to-market gains in that period.

In provision for credit losses, CB&S recorded a net release of € 11 million in the second quarter 2006, compared to a net release of € 6 million for the same quarter last year. Releases and recoveries from various successful workouts more than offset the low level of new provisions.

The operating cost base in CB&S was € 2.8 billion in the second quarter 2006, an 18% increase over the same period last year, largely driven by higher performance-related compensation in line with improved operating results. The underlying cost-income ratio improved to 69%, versus 76% in the second quarter 2005. Noninterest expenses in the second quarter 2006 included restructuring charges of € 17 million representing CB&S's share of the Business Realignment Program. Similar charges in the second quarter 2005 were € 39 million.

Underlying pre-tax profit in CB&S was € 1.2 billion in the quarter, up 63% versus the second quarter 2005.

Global Transaction Banking (GTB)

Revenues from Transaction services were € 564 million in the second quarter 2006, an increase of € 85 million, or 18%, versus the same period last year. Our custody business generated significantly higher fee income, due in large part to a 46% increase in assets compared to the second quarter 2005. Structured finance-related services also contributed to revenue growth in an attractive market environment for asset-backed and mortgage-backed securities. Revenues in GTB's cash management businesses also grew, reflecting higher volumes and increased margins.

GTB recorded a net release of € 6 million in provision for credit losses in the second quarter 2006, compared to a net charge of € 9 million for the same period last year.

GTB's operating cost base was € 365 million in the second quarter 2006, a 2% increase from the same period last year with the underlying cost-income ratio improving to 65%, compared to 74% in the second quarter 2005. Noninterest expenses included restructuring charges of € 8 million in the second quarter 2006 and € 9 million in the same quarter 2005, representing GTB's share of the Business Realignment Program.

GTB's underlying pre-tax profit was € 204 million in the quarter, up 81% versus the second quarter 2005.

Private Clients and Asset Management Group Division (PCAM)
In PCAM, underlying pre-tax profit in the second quarter was € 490 million, up € 119 million, or 32%, compared to the second quarter 2005. Income before income taxes of € 493 million increased € 191 million or 63%. The current quarter included restructuring charges of € 32 million and a gain of € 35 million from the completion of the sale of a substantial part of our UK- and Philadelphia-based Asset Management (AM) business. The second quarter 2005 included restructuring charges of € 69 million. In the second quarter 2006, PCAM's underlying revenues grew by € 261 million, or 13%, to € 2.3 billion while the operating cost base increased by € 128 million, or 8%, to € 1.7 billion.

During the second quarter 2006, invested assets decreased by € 33 billion to € 852 billion from € 885 billion at the end of the first quarter. The decrease was mainly a result of market depreciation, against a backdrop of more challenging conditions with declining market indices at the end of the second quarter, together with foreign exchange rate movements. Net asset outflows in AM, mainly in the institutional business, were largely offset by net new assets in Private Wealth Management (PWM).

Asset and Wealth Management (AWM)
In AWM, underlying revenues in the second quarter were € 1.0 billion, up € 178 million, or 21%, compared to the second quarter 2005. Portfolio/fund management revenues in AM grew € 160 million, or 31%. The increase mainly reflected higher performance fees in the Real Estate business, especially in North America for a single long-term mandate managed by our real estate Asset Management business. In addition, our DWS Europe business continued to contribute strongly. These increases were partly offset by a decline due to the absence of revenues in 2006 resulting from the aforementioned sale of business units in the second half of 2005. In PWM, Portfolio/fund management revenues and Brokerage revenues increased by 9% and 2%, respectively. The improvement reflected the growth in invested assets since last year's second quarter, which continued with net new asset inflows of € 3 billion in the current quarter. Higher revenues from this increased asset base more than offset the negative impact of deteriorating market conditions by the end of the second quarter. Loan/deposit revenues increased by 17%, driven by higher margin loan and time deposit volumes. Revenues from Other products grew by € 36 million primarily due to the aforementioned gain on businesses sold.

AWM's operating cost base of € 830 million in the second quarter 2006 increased € 95 million or 13%. The main driver was higher performance-driven compensation expenses, especially in AM's Real Estate business. In addition, the operating cost base reflected higher expenses for the rebranding and repositioning of our U.S. retail AM business and continued investments in the growth of our PWM franchise. Partly offsetting these increases was a favorable impact due to the sale of businesses in the second half of 2005.

AWM's underlying pre-tax profit in the second quarter 2006 was € 209 million, an increase of 67%, or € 84 million, compared to the second quarter last year.

Private & Business Clients (PBC)

PBC had another strong quarter with underlying revenues of € 1.2 billion, up € 83 million, or 7%, compared to the second quarter 2005 reflecting sustained growth across all business lines. Portfolio/fund management revenues and Brokerage revenues grew 35% and 5%, respectively. The increases in volumes achieved since last year's second quarter and the continued successful launch of innovative investment products mitigated the effect of more challenging market conditions at the end of the second quarter this year. Loan/deposit revenues grew by 9% versus the second quarter 2005 reflecting higher volumes in the consumer lending business and the benefit on deposits of both rising interest rates and higher client volumes. Revenues in Payments, account & remaining financial services grew by 14%, mainly due to higher brokerage revenues from insurance products in Germany reflecting our strong market position in retirement products sold to individuals.

Provision for credit losses of € 88 million for the second quarter 2006 increased € 15 million versus the second quarter 2005 due to the growth in consumer lending as well as write-offs on certain mortgage loans.

The operating cost base of € 860 million was up 4% compared to the second quarter 2005. This moderate increase reflected continued cost discipline despite ongoing investments, notably in India, and the expansion of PBC's branch network in Poland.

PBC's underlying pre-tax profit of € 281 million was its second best quarter ever and 14% higher than last year's second quarter.

Corporate Investments Group Division (CI)

CI reported an underlying pre-tax profit of € 56 million in the second quarter 2006, a decrease of € 88 million compared to € 144 million in the second quarter 2005. This decline was a direct result of Deutsche Bank's strategy of reducing exposure to non-core assets. Main items were a reduction in dividend income of € 91 million, principally due to the partial sale of Deutsche Bank's holding in DaimlerChrysler AG, and the non-recurrence of returns from the bank's investment in EUROHYPO AG following the disposal of that holding. Partly offsetting these decreases were lower funding costs subsequent to these sales.

CI's income before income taxes was € 109 million in the second quarter 2006 and included € 54 million of net gains and significant equity pick-ups from investments. In the second quarter 2005, income before income taxes of € 202 million included payments of € 39 million received from insurance companies to cover losses related to our 130 Liberty Street building and net gains of € 18 million from equity method and other investments.

The book value of CI's alternative assets was further reduced to € 0.9 billion at June 30, 2006 compared to € 1.1 billion at March 31, 2006.

Consolidation & Adjustments

Consolidation & Adjustments includes a range of Corporate Items, such as unallocated interest, certain provisions for legal and other exposures as well as other items which are not owned by the business segments. In addition, any accounting asymmetry created by the application of SFAS 133 to our very broad range of debt and structured note issuances, which are generally managed to be economically risk-neutral, are also reported here. Effects from this accounting asymmetry formed the most significant element of the revenue decline between the second quarter 2005 and the current quarter. Also contributing to the decrease were exceptionally high unallocated net interest revenues in the second quarter last year.

Report of Independent Registered Public Accounting Firm

To the Supervisory Board of Deutsche Bank Aktiengesellschaft

We have reviewed the accompanying condensed consolidated balance sheet of Deutsche Bank Aktiengesellschaft and subsidiaries (Deutsche Bank Group) as of June 30, 2006, and the related consolidated statements of income and comprehensive income for the three month and six month periods ended June 30, 2006 and 2005, and the related consolidated statements of changes in shareholders' equity, and cash flows for the six month periods ended June 30, 2006 and 2005. These condensed consolidated financial statements are the responsibility of Deutsche Bank Group's management.

We conducted our review in accordance with the standards of the Public Company Accounting Oversight Board (United States). A review of interim financial information consists principally of applying analytical procedures and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States), the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to the accompanying condensed consolidated financial statements for them to be in conformity with U.S. generally accepted accounting principles.

We have previously audited, in accordance with standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheet of Deutsche Bank Group as of December 31, 2005, and the related consolidated statements of income, comprehensive income and shareholders' equity, and cash flows for the year then ended (not presented herein); and in our report dated March 9, 2006, we expressed an unqualified opinion on those consolidated financial statements. In our opinion, the information set forth in the accompanying condensed consolidated balance sheet as of December 31, 2005, is fairly stated, in all material respects, in relation to the consolidated balance sheet from which it has been derived.

KPMG Deutsche Treuhand-Gesellschaft
Aktiengesellschaft Wirtschaftsprüfungsgesellschaft

Frankfurt am Main (Germany), July 31, 2006

Consolidated Statement of Income (unaudited)

Income Statement

in € m.	Three months ended Jun 30, 2006	Jun 30, 2005	Six months ended Jun 30, 2006	Jun 30, 2005
Interest revenues	15,493	11,468	27,978	20,376
Interest expense	13,623	9,855	24,504	17,320
Net interest revenues	**1,870**	**1,613**	**3,474**	**3,056**
Provision for loan losses	95	75	105	169
Net interest revenues after provision for loan losses	**1,775**	**1,538**	**3,369**	**2,887**
Commissions and fees from fiduciary activities	1,034	848	1,972	1,657
Commissions, broker's fees, markups on securities underwriting and other securities activities	1,289	951	2,575	1,869
Fees for other customer services	630	553	1,287	1,160
Trading revenues, net	1,717	1,593	4,688	4,004
Net gains on securities available for sale	125	90	167	200
Net income from equity method investments	51	88	322	220
Other revenues	84	165	305	318
Total noninterest revenues	**4,930**	**4,288**	**11,316**	**9,428**
Compensation and benefits	3,088	2,640	6,712	5,638
Net occupancy expense of premises	250	258	500	503
Furniture and equipment	38	40	80	80
IT costs	371	373	744	750
Agency and other professional service fees	298	197	569	379
Communication and data services	153	145	311	292
Other expenses	583	643	1,198	1,192
Goodwill impairment/impairment of intangibles	–	–	–	–
Restructuring activities	57	116	99	284
Total noninterest expenses	**4,838**	**4,412**	**10,213**	**9,118**
Income before income tax expense and cumulative *effect of accounting changes*	**1,867**	**1,414**	**4,472**	**3,197**
Income tax expense	641	467	1,582	1,116
Reversal of 1999/2000 credits for tax rate changes	–	–	–	31
Income before cumulative effect of accounting changes, net of tax	**1,226**	**947**	**2,890**	**2,050**
Cumulative effect of accounting changes, net of tax	–	–	46	–
Net income	**1,226**	**947**	**2,936**	**2,050**

Earnings per Share (EPS)

in €	Three months ended Jun 30, 2006	Jun 30, 2005	Six months ended Jun 30, 2006	Jun 30, 2005
Earnings per common share:				
Basic:				
Income before cumulative effect of accounting changes, net of tax	2.74	2.04	6.41	4.40
Cumulative effect of accounting changes, net of tax[1]	–	–	0.10	–
Net income	**2.74**	**2.04**	**6.51**	**4.40**
Diluted:				
Income before cumulative effect of accounting changes, net of tax[2]	2.17	1.90	5.48	4.06
Cumulative effect of accounting changes, net of tax[1]	–	–	0.09	–
Net income	**2.17**	**1.90**	**5.57**	**4.06**
Number of shares in m.				
Denominator for basic earnings per share – weighted-average shares outstanding	446.8	463.8	450.8	465.7
Denominator for diluted earnings per share – adjusted weighted-average shares after assumed conversions	511.7	498.9	514.8	503.9

[1] Related to SFAS 123(R), the cumulative effect of accounting changes, net of tax, was € 0.09 on basic EPS and € 0.08 on diluted EPS for the six months ended June 30, 2006. Related to EITF 05-5, the cumulative effect of accounting changes, net of tax, was € 0.01 on basic and diluted EPS each for the six months ended June 30, 2006.

[2] Including numerator effect of assumed conversions. The effect for the three and six months ended June 30, 2006 was € (0.22) and € (0.13), respectively. The effect for the three and six months ended June 30, 2005 was € 0.00 and € (0.01), respectively.

Consolidated Statement of Comprehensive Income (unaudited)

in € m.	Three months ended Jun 30, 2006	Jun 30, 2005	Six months ended Jun 30, 2006	Jun 30, 2005
Net income	**1,226**	**947**	**2,936**	**2,050**
Other comprehensive income:				
Reversal of 1999/2000 credits for tax rate changes	–	–	–	31
Unrealized gains (losses) on securities available for sale:				
Unrealized net gains (losses) arising during the period, net of tax and other	(703)	68	(488)	127
Net reclassification adjustment for realized net (gains) losses, *net of applicable tax and other*	(80)	(60)	(181)	(157)
Unrealized net gains (losses) on derivatives hedging variability of cash flows, net of tax	(23)	(5)	(61)	(9)
Foreign currency translation:				
Unrealized net gains (losses) arising during the period, net of tax	(377)	557	(653)	935
Net reclassification adjustment for realized net (gains) losses, net of tax	2	–	2	(1)
Total other comprehensive income (loss)	**(1,181)**	**560**	**(1,381)**	**926**
Comprehensive income	**45**	**1,507**	**1,555**	**2,976**

Consolidated Balance Sheet

Assets

in € m.	Jun 30, 2006 (unaudited)	Dec 31, 2005
Cash and due from banks	6,987	6,571
Interest-earning deposits with banks	17,306	11,963
Central bank funds sold and securities purchased under resale agreements	150,272	130,993
Securities borrowed	106,065	101,125
Bonds and other fixed-income securities	271,391	260,469
Equity shares and other variable-yield securities	92,624	99,479
Positive market values from derivative financial instruments	78,096	75,354
Other trading assets	13,431	13,091
Total trading assets	455,542	448,393
Securities available for sale	21,640	21,675
Other investments	4,380	7,382
Loans, net	163,958	151,355
Premises and equipment, net	4,791	5,079
Goodwill	6,779	7,045
Other intangible assets, net	1,129	1,198
Other assets	119,444	99,382
Total assets	**1,058,293**	**992,161**

Liabilities and Shareholders' Equity

in € m.	Jun 30, 2006 (unaudited)	Dec 31, 2005
Noninterest-bearing deposits	27,533	30,005
Interest-bearing deposits	339,720	350,782
Total deposits	367,253	380,787
Bonds and other fixed-income securities	96,379	81,294
Equity shares and other variable-yield securities	33,224	28,473
Negative market values from derivative financial instruments	91,188	84,580
Total trading liabilities	220,791	194,347
Central bank funds purchased and securities sold under repurchase agreements	184,282	143,524
Securities loaned	11,191	24,581
Other short-term borrowings	28,839	20,549
Other liabilities	91,087	81,377
Long-term debt	121,467	113,554
Obligation to purchase common shares	4,319	3,506
Total liabilities	**1,029,229**	**962,225**
Common shares, no par value, nominal value of € 2.56	1,330	1,420
Additional paid-in capital	14,581	11,672
Retained earnings	22,023	22,628
Common shares in treasury, at cost	(2,139)	(3,368)
Equity classified as obligation to purchase common shares	(4,319)	(3,506)
Share awards	–	2,121
Accumulated other comprehensive income (loss)		
Deferred tax on unrealized net gains on securities available for sale relating to 1999 and 2000 tax rate changes in Germany	(2,164)	(2,164)
Unrealized net gains on securities available for sale, net of applicable tax and other	1,829	2,498
Unrealized net gains (losses) on derivatives hedging variability of cash flows, net of tax	(52)	9
Minimum pension liability, net of tax	(8)	(8)
Foreign currency translation, net of tax	(2,017)	(1,366)
Total accumulated other comprehensive loss	(2,412)	(1,031)
Total shareholders' equity	**29,064**	**29,936**
Total liabilities and shareholders' equity	**1,058,293**	**992,161**

Consolidated Statement of Changes in Shareholders' Equity

(unaudited)

	Six months ended	
in € m.	**Jun 30, 2006**	Jun 30, 2005
Common shares		
Balance, beginning of year	1,420	1,392
Common shares issued under share-based compensation plans	12	18
Retirement of common shares	(102)	–
Balance, end of period	1,330	1,410
Additional paid-in capital		
Balance, beginning of year	11,672	11,147
Reclassification from share awards – common shares issuable	3,456	–
Reclassification from share awards – deferred compensation	(1,335)	–
Net change in share awards in the reporting period	461	–
Common shares issued under share-based compensation plans	310	270
Tax benefits related to share-based compensation plans	16	–
Other	1	–
Balance, end of period	14,581	11,417
Retained earnings		
Balance, beginning of year, as previously reported	22,628	19,814
Effects of changes in accounting principles	13	–
Balance, beginning of year	22,641	19,814
Net income	2,936	2,050
Cash dividends declared and paid	(1,239)	(868)
Dividend related to equity classified as obligation to purchase common shares	180	117
Net gains on treasury shares sold	173	50
Retirement of common shares	(2,667)	–
Other	(1)	–
Balance, end of period	22,023	21,163
Common shares in treasury, at cost		
Balance, beginning of year	(3,368)	(1,573)
Purchases of shares	(18,308)	(21,881)
Sale of shares	16,767	21,347
Retirement of shares	2,769	–
Treasury shares distributed under share-based compensation plans	1	4
Balance, end of period	(2,139)	(2,103)
Equity classified as obligation to purchase common shares		
Balance, beginning of year	(3,506)	(3,058)
Additions	(813)	(814)
Deductions	–	–
Balance, end of period	(4,319)	(3,872)
Share awards – common shares issuable		
Balance, beginning of year	3,456	2,965
Reclassification to additional paid-in capital	(3,456)	–
Deferred share awards granted, net	–	847
Deferred shares distributed	–	(4)
Balance, end of period	–	3,808
Share awards – deferred compensation		
Balance, beginning of year	(1,335)	(1,452)
Reclassification to additional paid-in capital	1,335	–
Deferred share awards granted, net	–	(847)
Amortization of deferred compensation, net	–	560
Balance, end of period	–	(1,739)
Accumulated other comprehensive loss		
Balance, beginning of year	(1,031)	(3,331)
Reversal of 1999/2000 credits for tax rate changes	–	31
Change in unrealized net gains on securities available for sale, net of applicable tax and other	(669)	(30)
Change in unrealized net gains/losses on derivatives hedging variability of cash flows, net of tax	(61)	(9)
Foreign currency translation, net of tax	(651)	934
Balance, end of period	(2,412)	(2,405)
Total shareholders' equity, end of period	**29,064**	**27,679**

Consolidated Statement of Cash Flows (unaudited)

in € m.	Six months ended Jun 30, 2006	Six months ended Jun 30, 2005
Net income	**2,936**	**2,050**
Adjustments to reconcile net income to net cash used in operating activities:		
Provision for loan losses	105	169
Restructuring activities	23	76
Gain on sale of securities available for sale, other investments, loans and other	(451)	(331)
Deferred income taxes, net	(211)	317
Impairment, depreciation and other amortization and accretion	689	807
Cumulative effect of accounting changes, net of tax	46	–
Share of net income from equity method investments	(221)	(204)
Net change in:		
Trading assets	(7,550)	(52,587)
Other assets	(17,630)	(18,253)
Trading liabilities	26,818	16,962
Other liabilities	8,468	15,696
Other, net	756	(637)
Net cash provided by (used in) operating activities	**13,778**	**(35,935)**
Net change in:		
Interest-earning deposits with banks	(5,280)	2,332
Central bank funds sold and securities purchased under resale agreements	(19,133)	(22,471)
Securities borrowed	(4,940)	(19,603)
Loans	(18,439)	(3,628)
Proceeds from:		
Sale of securities available for sale	5,163	3,918
Maturities of securities available for sale	1,603	1,415
Sale of other investments	4,461	926
Sale of loans	7,014	5,345
Sale of premises and equipment	246	61
Purchase of:		
Securities available for sale	(8,773)	(8,772)
Other investments	(1,207)	(574)
Loans	(4,150)	(5,201)
Premises and equipment	(300)	(304)
Net cash paid for business combinations/divestitures	(426)	(19)
Other, net	309	70
Net cash used in investing activities	**(43,852)**	**(46,505)**
Net change in:		
Deposits	(13,539)	29,954
Securities loaned and central bank funds purchased and securities sold under repurchase agreements	27,366	39,005
Other short-term borrowings	8,208	4,423
Issuances of long-term debt	28,114	28,063
Repayments and extinguishments of long-term debt	(17,223)	(17,867)
Common shares issued under share-based compensation plans	319	288
Purchases of treasury shares	(18,308)	(21,881)
Sale of treasury shares	16,956	21,393
Cash dividends paid	(1,239)	(868)
Other, net	131	(3)
Net cash provided by financing activities	**30,785**	**82,507**
Net effect of exchange rate changes on cash and due from banks	(295)	469
Net increase in cash and due from banks	416	536
Cash and due from banks, beginning of period	6,571	7,579
Cash and due from banks, end of period	6,987	8,115
Interest paid	23,415	16,802
Income taxes paid, net	1,637	488

Basis of Presentation

The accompanying consolidated financial statements as of June 30, 2006 and 2005 and for the three and six months then ended are unaudited and include the accounts of Deutsche Bank AG and its subsidiaries (collectively, the Deutsche Bank Group or the Company). In the opinion of management, all adjustments, consisting of normal recurring adjustments, necessary for a fair presentation of the results of operations, financial position and cash flows have been reflected. Certain prior period amounts have been reclassified to conform to the current presentation. The results reported in these financial statements, which include supplementary information, should not be regarded as necessarily indicative of results that may be expected for the entire year. The financial statements included in this Interim Report should be read in conjunction with the consolidated financial statements and related notes included in the Company's 2005 Financial Report and SEC Form 20-F. Certain financial statement information that is normally included in annual financial statements prepared in accordance with U.S. GAAP has been condensed or omitted. Following is supplementary information on the impact of changes in accounting principles, segment information, supplementary information on the income statement, the balance sheet and other financial information.

Impact of Changes in Accounting Principles (unaudited)

FIN 48
In July 2006, the FASB issued FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes" ("FIN 48"). FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The Interpretation also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. FIN 48 is effective in fiscal years beginning after December 15, 2006. The provisions of FIN 48 are to be applied to all tax positions upon initial adoption, with the cumulative effect adjustment reported as an adjustment to the opening balance of retained earnings. We are currently evaluating the potential impact, if any, that the adoption of FIN 48 will have on our consolidated financial statements.

FSP FIN 46(R)-6
In April 2006, the FASB issued FSP FIN 46(R)-6, "Determining the Variability to Be Considered in Applying FASB Interpretation No. 46(R)" ("FSP FIN 46(R)-6"). FSP FIN 46(R)-6 addresses whether certain arrangements associated with variable interest entities (VIEs) should be treated as variable interests or considered as creators of variability, and indicates that the variability to be considered shall be based on an analysis of the design of the entity. FSP FIN 46(R)-6 is required to be applied prospectively to all entities with which the Group first becomes involved and to all entities previously required to be analyzed under FIN 46(R) upon the occurrence of certain events, beginning the first day of the first reporting period after June 15, 2006. Early application is permitted for periods for which financial statements have not yet been issued. Retrospective application to the date of the initial application of FIN 46(R) is permitted but not required, however, if elected, it must be completed no later than the end of the first annual reporting period after July 15, 2006. We are currently evaluating the potential impact, if any, that the adoption of FSP FIN 46(R)-6 will have on our consolidated financial statements.

FSP FTB 85-4-1
In March 2006, the FASB issued FSP FTB 85-4-1, "Accounting for Life Settlement Contracts by Third-Party Investors" ("FSP FTB 85-4-1"). FSP FTB 85-4-1 requires that purchased life settlement contracts, which are contracts between the owner of a life insurance policy and a third party investor, are measured at either fair value or by applying the investment method, whereas previously such contracts were held at the lower of cash surrender value and cost. Under the investment method, a life settlement contract is initially recorded at the transaction price plus all initial direct external costs; continuing costs to keep the policy in force are capitalized; and a gain is only recognized when the insured dies. The fair value method or the investment method is permitted to be elected on an instrument-by-instrument basis, and the Group has elected to apply the fair value method to all life settlement contracts held as of January 1, 2006. A cumulative effect adjustment to beginning retained earnings of € 13 million has been recognized as of January 1, 2006.

SFAS 156

In March 2006, the FASB issued SFAS No. 156, "Accounting for Servicing of Financial Assets" ("SFAS 156"). SFAS 156 addresses the accounting for recognized servicing assets and servicing liabilities related to certain transfers of the servicer's financial assets and for acquisitions or assumptions of obligations to service financial assets that do not relate to the financial assets of the servicer and its related parties. SFAS 156 requires that all recognized servicing assets and servicing liabilities are initially measured at fair value, and subsequently measured at either fair value or by applying an amortization method for each class of recognized servicing assets and servicing liabilities. SFAS 156 is effective in fiscal years beginning after September 15, 2006. The adoption of SFAS 156 is not expected to have a material impact on our consolidated financial statements.

SFAS 155

In February 2006, the FASB issued SFAS No. 155, "Accounting for Certain Hybrid Financial Instruments" ("SFAS 155"). SFAS 155 allows any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation under SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," to be carried at fair value in its entirety, with changes in fair value recognized in earnings. In addition, SFAS 155 requires that beneficial interests in securitized financial assets be analyzed to determine whether they are freestanding derivatives or contain an embedded derivative. SFAS 155 also eliminates a prior restriction on the types of passive derivatives that a qualifying special purpose entity is permitted to hold. SFAS 155 is applicable to new or modified financial instruments in fiscal years beginning after September 15, 2006, though the provisions related to fair value accounting for hybrid financial instruments can also be applied to existing instruments. The adoption of SFAS 155 is not expected to have a material impact on our consolidated financial statements.

EITF 05-5

In June 2005, the FASB ratified the consensus reached in EITF Issue No. 05-5, "Accounting for Early Retirement or Postemployment Programs with Specific Features (Such As Terms Specified in Altersteilzeit Early Retirement Arrangements)" ("EITF 05-5"). Under EITF 05-5 salaries, bonuses and additional pension contributions associated with certain early retirement arrangements typical in Germany (as well as similar programs) should be recognized over the period from the point at which the Altersteilzeit period begins until the end of the active service period. Previously, the Group had recognized the expense based on an actuarial valuation upon signature of the Altersteilzeit contract by the employee. The EITF also specifies the accounting for government subsidies related to these arrangements. EITF 05-5 is effective in fiscal years beginning after December 15, 2005. Upon adoption of EITF 05-5, the Group recognized a gain of € 4 million, net of taxes, as a cumulative effect of a change in accounting principle.

EITF 03-1, FSP EITF 03-1-1 and FSP FAS 115-1 and FAS 124-1

In March 2004, the FASB ratified the consensus reached in EITF Issue No. 03-1, "The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments" ("EITF 03-1"). The decisions established a common approach to evaluating other-than-temporary impairment for equity securities accounted for at cost, and debt and equity securities available for sale. In September 2004, the FASB issued a final FASB Staff Position No. EITF 03-1-1 ("FSP EITF 03-1-1"), which delayed the effective date for the measurement and recognition guidance included in EITF 03-1. The disclosure requirements under EITF 03-1 were effective beginning December 31, 2004.

In June 2005, the FASB decided not to provide additional guidance on the meaning of other-than-temporary impairment, but directed its staff to issue FSP FAS 115-1 and FAS 124-1. The final FSP FAS 115-1 and FAS 124-1, "The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments," was issued in November 2005 and nullified certain provisions of EITF 03-1. FSP FAS 115-1 and FAS 124-1 requires reference to existing accounting guidance when assessing whether impairment is other-than-temporary.

FSP EITF 03-1-1, and hence the delay of the effective date for the measurement and recognition guidance included in EITF 03-1, was superseded with the final issuance of FSP FAS 115-1 and FAS 124-1, which is effective for fiscal years beginning after December 15, 2005. The adoption of FSP FAS 115-1 and FAS 124-1 did not have an impact on our consolidated financial statements.

SFAS 123 (Revised 2004)

In December 2004, the FASB issued SFAS No. 123 (revised 2004), "Share-Based Payment" ("SFAS 123(R)"). SFAS 123(R) replaces SFAS No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123"), and supersedes APB Opinion No. 25, "Accounting for Stock Issued to Employees". The new standard requires companies to recognize compensation cost relating to share-based payment transactions in their financial statements. That cost is to be measured based on the fair value of the equity or liability instruments issued. Starting January 1, 2003, we accounted for our share-based compensation awards under the fair value method prescribed under SFAS 123. The method was applied prospectively for all employee awards granted, modified or settled after January 1, 2003. Currently, we use a Black-Scholes option pricing model to estimate the fair value of stock options granted to employees and expect to continue to use this option valuation model upon the adoption of SFAS 123(R). SFAS 123(R) also includes some changes regarding the timing of expense recognition, the treatment of forfeitures and the re-measurement of liability classified awards at their current fair value. SFAS 123(R) indicates that it is effective for reporting periods beginning after June 15, 2005.

In March 2005, the SEC released Staff Accounting Bulletin No. 107, "Share-Based Payment" ("SAB 107"), which provides interpretive guidance related to the interaction between SFAS 123(R) and certain SEC rules and regulations. It also provides the SEC staff's views regarding valuation of share-based payment arrangements. In April 2005, the SEC amended the compliance dates for SFAS 123(R), to allow companies to implement the standard at the beginning of their next fiscal year, instead of the next reporting period beginning after June 15, 2005. Accordingly, the Group adopted SFAS 123(R) effective January 1, 2006. For transition purposes, the Group elected the modified prospective application method. Under this application method, SFAS 123(R) applies to new awards and to awards modified, repurchased, or cancelled after the required effective date.

Upon adoption in 2006, the Group recognized a gain of € 42 million, net of taxes, as a cumulative effect of a change in accounting principle. This effect relates to an adjustment of accrued compensation costs, which under SFAS 123(R) are required to be based on the estimated number of share-based payment awards to vest, with consideration of expected forfeitures. Under SFAS 123, the Group had accounted for forfeitures on an actual basis, and therefore had reversed compensation expense in the period an award was forfeited. Compensation expense for future awards granted in relation to annual bonuses, but which include a vesting period, will no longer be recognized in the applicable performance year as part of compensation earned for that year.

In addition, as a result of adopting SFAS 123(R), certain balance sheet amounts associated with share-based compensation costs have been reclassified within the equity section of the balance sheet. This change in presentation had no net effect on our total equity. Effective January 1, 2006, deferred compensation (representing unearned costs of share-based payments) and common shares issuable are presented on a net basis, with the net amount being reclassified into additional paid-in capital.

Prior to the adoption of SFAS 123(R), the Group had recognized compensation cost for all awards granted as a retention incentive over the vesting period. With the adoption of SFAS 123(R), the Group has accelerated the expense accrual for awards granted in February 2006 which, due to early retirement provisions, are determined to include a nominal, but nonsubstantive service period. The expense recognized for these awards was € 21 million. For awards granted prior to the adoption of SFAS 123(R), the accounting remains unchanged.

If compensation expense for such awards had previously been recognized on an accelerated basis, the additional compensation expense recognized for the years ended December 31, 2005, 2004 and 2003 would have been € 101 million, € 177 million and € 130 million, respectively. As a result of the accelerated recognition of compensation expense in the earlier years, the compensation expense recognized in the three months and six months ended June 30, 2006 for such awards would have been € 55 million and € 104 million less than the actual compensation expense, respectively.

On November 10, 2005, the FASB released the final FASB Staff Position No. FAS 123(R)-3, "Transition Election Related to Accounting for the Tax Effects of Share-Based Payment Awards" ("FSP FAS 123(R)-3"), which provides a practical transition election related to the calculation of excess tax benefits available to absorb tax deficiencies recognized subsequent to the adoption of SFAS 123(R) (that is, the additional paid-in-capital (APIC) pool). The Group has until December 31, 2006 to elect a transition method made available by this FSP and is in the process of evaluating the alternatives to calculate its APIC pool.

IFRS

Regulations regarding IFRS. In accordance with EU and German regulations, we will adopt International Financial Reporting Standards (IFRS) in our consolidated financial statements for fiscal years starting January 1, 2007 (with 2006 comparative figures).

We will also adopt IFRS as our basis of reporting in SEC filings. Financial statements prepared according to IFRS are accepted in SEC filings provided a reconciliation between U.S. GAAP and IFRS net income and shareholders' equity is disclosed as supplemental information.

IFRS project. We commenced preparations for the conversion to IFRS in 2004. A dedicated project team was assembled and separate work streams were established to handle the various aspects of the conversion. The objective of the project is to ensure a structured and well-considered approach to implementation. The project involves all business areas and group functions.

The project began with the identification of the differences between U.S. GAAP and IFRS to determine the key financial, business and system impacts. Accounting decisions were made where IFRS offers accounting choices. In addition, technical guidance was provided to business areas and group functions to ensure accurate and consistent application. This is in the process of being documented in an accounting and reporting manual.

In 2005, we made the key changes to required accounting and reporting procedures, and consolidation systems. Other system changes have been identified and will be implemented throughout 2006 to further automate the IFRS requirements.

The project is designed to ensure readiness for adoption of IFRS by all relevant parties and includes providing the necessary education.

The project is advancing according to plan and is being monitored via normal project controls and change management.

The main risks and uncertainties relate to financial and process impacts due to changing accounting standards. However, developments of both IASB and FASB standards are being closely monitored. In addition, we participate actively in the due process of standards development.

Main differences between IFRS and U.S. GAAP. Although IFRS and U.S. GAAP are similar in many ways and the IASB and FASB are committed to convergence, currently several differences remain for financial institutions, with the major differences relating to financial instrument classification and measurement, financial instruments recognition and derecognition, as well as consolidation assessments. However, future rule changes could have an impact on our opening IFRS balance sheet and thus the difference between U.S. GAAP and IFRS earnings or balance sheet amounts cannot be estimated at this time.

Segment Information *(unaudited)*

The Group's segment reporting follows the organizational structure as reflected in its internal management reporting systems, which are the basis for assessing the financial performance of the business segments and for allocating resources to the business segments.

In the second quarter of 2006 there were no significant changes regarding the organizational structure, management responsibilities and the format of segment disclosure.

Prior periods have been restated to conform to the current year's presentation.

Effective May 4, 2006 the Group completed the acquisition of the UK Depository and Clearing Centre business from JPMorgan Chase, which was included in the corporate division Global Transaction Banking.

On May 11, 2006 the Group closed the sale of 21.16% of Atradius N.V., to Credito y Caucion and Seguros Catalana Occidente, reducing the Group's stake to 12.73%. This investment is included in the group division Corporate Investments.

Segmental Results of Operations

Three months ended Jun 30, 2006 in € m. (except percentages)	Corporate and Investment Bank			Private Clients and Asset Management			Corporate Invest-ments	Total Manage-ment Reporting
	Corporate Banking & Securities	Global Trans-action Banking	Total	Asset and Wealth Manage-ment	Private & Business Clients	Total		
Net revenues	**3,965**	**564**	**4,529**	**1,080**	**1,229**	**2,309**	**145**	**6,983**
Underlying revenues	3,965	564	4,529	1,034	1,229	2,263	92	6,885
Provision for loan losses	(17)	1	(16)	0	88	89	22	95
Provision for off-balance sheet positions[1]	6	(6)	(0)	(0)	(0)	(0)	(16)	(16)
Provision for credit losses	**(11)**	**(6)**	**(17)**	**0**	**88**	**88**	**7**	**78**
Operating cost base	2,754	365	3,120	830	860	1,690	31	4,840
Minority interest	11	–	11	(4)	0	(4)	(1)	6
Restructuring activities	17	8	25	10	22	32	0	57
Goodwill impairment/ impairment of intangibles	–	–	–	–	–	–	–	–
Policyholder benefits and claims	–	–	–	11	–	11	–	11
Provision for off-balance sheet positions[1]	6	(6)	(0)	(0)	(0)	(0)	(16)	(16)
Total noninterest expenses	**2,789**	**367**	**3,155**	**846**	**881**	**1,727**	**14**	**4,897**
Income before income taxes	**1,193**	**197**	**1,390**	**233**	**260**	**493**	**109**	**1,991**
Add (deduct):								
Net losses on securities available for sale/industrial holdings including hedging	–	–	–	–	–	–	1	1
Significant equity pick-ups/ net gains from investments[2]	–	–	–	–	–	–	(54)	(54)
Net gains from businesses sold/ held for sale	–	–	–	(35)	–	(35)	–	(35)
Net gains related to premises	–	–	–	–	–	–	–	–
Restructuring activities	17	8	25	10	22	32	0	57
Goodwill impairment/ impairment of intangibles	–	–	–	–	–	–	–	–
Underlying pre-tax profit	**1,211**	**204**	**1,415**	**209**	**281**	**490**	**56**	**1,961**
Cost/income ratio in %	70	66	70	78	72	75	21	70
Underlying cost/income ratio in %	69	65	69	80	70	75	33	70
Assets[3]	939,728	22,125	948,949	34,480	86,563	121,008	14,560	1,051,324
Risk-weighted positions (BIS risk positions)	168,505	13,304	181,809	12,042	62,168	74,210	4,923	260,942
Average active equity	16,334	1,065	17,399	4,934	2,270	7,204	1,159	25,762
Pre-tax return on average active equity in %	29	74	32	19	46	27	38	31
Underlying pre-tax return on average active equity in %	30	77	33	17	50	27	19	30

[1] Provision for off-balance sheet positions is reclassified from "Noninterest expenses" to "Provision for credit losses".
[2] Includes net gains/losses from significant equity method investments and other significant investments.
[3] The sum of corporate divisions does not necessarily equal the total of the corresponding group division because of consolidation items between corporate divisions, which are to be eliminated on the group division level. The same approach holds true for the sum of group divisions compared to Total Management Reporting, which include consolidation items between group divisions.

Three months ended Jun 30, 2005 in € m. (except percentages)	Corporate and Investment Bank			Private Clients and Asset Management			Corporate Invest-ments	Total Manage-ment Reporting
	Corporate Banking & Securities	Global Trans-action Banking	Total	Asset and Wealth Manage-ment	Private & Business Clients	Total		
Net revenues	**3,081**	**479**	**3,560**	**865**	**1,147**	**2,011**	**258**	**5,829**
Underlying revenues	3,081	479	3,560	856	1,147	2,002	200	5,763
Provision for loan losses	(18)	16	(2)	(1)	73	73	4	75
Provision for off-balance sheet positions[1]	12	(7)	5	(0)	(0)	(0)	(0)	5
Provision for credit losses	**(6)**	**9**	**3**	**(1)**	**73**	**73**	**4**	**80**
Operating cost base	2,334	357	2,691	735	827	1,562	52	4,305
Minority interest	9	–	9	(3)	0	(3)	(0)	6
Restructuring activities	39	9	47	54	15	69	(0)	116
Goodwill impairment/ impairment of intangibles	–	–	–	–	–	–	–	–
Policyholder benefits and claims	–	–	–	9	–	9	–	9
Provision for off-balance sheet positions[1]	12	(7)	5	(0)	(0)	(0)	(0)	5
Total noninterest expenses	**2,393**	**359**	**2,752**	**794**	**842**	**1,637**	**52**	**4,440**
Income before income taxes	**705**	**104**	**810**	**71**	**231**	**302**	**202**	**1,313**
Add (deduct):								
Net gains on securities available for sale/industrial holdings including hedging	–	–	–	–	–	–	(0)	(0)
Significant equity pick-ups/ net gains from investments[2]	–	–	–	–	–	–	(18)	(18)
Net gains from businesses sold/ held for sale	–	–	–	–	–	–	–	–
Net gains related to premises	–	–	–	–	–	–	(40)	(40)
Restructuring activities	39	9	47	54	15	69	(0)	116
Goodwill impairment/ impairment of intangibles	–	–	–	–	–	–	–	–
Underlying pre-tax profit	**744**	**113**	**857**	**125**	**246**	**371**	**144**	**1,372**
Cost/income ratio in %	77	76	77	92	73	81	20	76
Underlying cost/income ratio in %	76	74	76	86	72	78	26	75
Assets (as of Dec 31, 2005)[3]	872,951	18,056	881,649	37,150	86,528	123,640	15,025	984,184
Risk-weighted positions (BIS risk positions)	146,237	12,560	158,797	12,729	56,958	69,687	10,020	238,504
Average active equity	12,365	1,323	13,688	4,789	1,512	6,301	3,592	23,581
Pre-tax return on average active equity in %	23	32	24	6	61	19	22	22
Underlying pre-tax return on average active equity in %	24	34	25	10	65	24	16	23

[1] Provision for off-balance sheet positions is reclassified from "Noninterest expenses" to "Provision for credit losses".
[2] Includes net gains/losses from significant equity method investments and other significant investments.
[3] The sum of corporate divisions does not necessarily equal the total of the corresponding group division because of consolidation items between corporate divisions, which are to be eliminated on the group division level. The same approach holds true for the sum of group divisions compared to Total Management Reporting, which include consolidation items between group divisions.

Six months ended Jun 30, 2006	Corporate and Investment Bank			Private Clients and Asset Management			Corporate Invest-ments	Total Manage-ment Reporting
in € m. (except percentages)	Corporate Banking & Securities	Global Trans-action Banking	Total	Asset and Wealth Manage-ment	Private & Business Clients	Total		
Net revenues	**9,111**	**1,099**	**10,210**	**2,132**	**2,505**	**4,636**	**306**	**15,152**
Underlying revenues	9,111	1,099	10,210	2,071	2,505	4,576	120	14,906
Provision for loan losses	(74)	(6)	(80)	(0)	166	166	18	105
Provision for off-balance sheet positions[1]	7	(16)	(9)	(0)	2	1	(15)	(23)
Provision for credit losses	**(67)**	**(21)**	**(89)**	**(1)**	**168**	**167**	**3**	**82**
Operating cost base	6,003	730	6,732	1,624	1,735	3,358	60	10,151
Minority interest	23	–	23	2	0	2	(2)	23
Restructuring activities	32	15	47	22	30	52	0	99
Goodwill impairment/ impairment of intangibles	–	–	–	–	–	–	–	–
Policyholder benefits and claims	–	–	–	26	–	26	–	26
Provision for off-balance sheet positions[1]	7	(16)	(9)	(0)	2	1	(15)	(23)
Total noninterest expenses	**6,064**	**729**	**6,793**	**1,673**	**1,766**	**3,440**	**44**	**10,276**
Income before income taxes	**3,121**	**375**	**3,496**	**459**	**572**	**1,031**	**243**	**4,771**
Add (deduct):								
Net gains on securities available for sale/industrial holdings including hedging	–	–	–	–	–	–	(8)	(8)
Significant equity pick-ups/ net gains from investments[2]	–	–	–	–	–	–	(179)	(179)
Net gains from businesses sold/ held for sale	–	–	–	(35)	–	(35)	–	(35)
Net losses related to premises	–	–	–	–	–	–	2	2
Restructuring activities	32	15	47	22	30	52	0	99
Goodwill impairment/ impairment of intangibles	–	–	–	–	–	–	–	–
Underlying pre-tax profit	**3,153**	**390**	**3,543**	**446**	**602**	**1,048**	**58**	**4,649**
Cost/income ratio in %	66	68	67	79	70	74	19	68
Underlying cost/income ratio in %	66	66	66	78	69	73	50	68
Assets[3]	939,728	22,125	948,949	34,480	86,563	121,008	14,560	1,051,324
Risk-weighted positions (BIS risk positions)	168,505	13,304	181,809	12,042	62,168	74,210	4,923	260,942
Average active equity	16,379	1,095	17,474	5,011	2,173	7,184	1,113	25,771
Pre-tax return on average active equity in %	38	69	40	18	53	29	44	37
Underlying pre-tax return on average active equity in %	38	71	41	18	55	29	10	36

[1] Provision for off-balance sheet positions is reclassified from "Noninterest expenses" to "Provision for credit losses".
[2] Includes net gains/losses from significant equity method investments and other significant investments.
[3] The sum of corporate divisions does not necessarily equal the total of the corresponding group division because of consolidation items between corporate divisions, which are to be eliminated on the group division level. The same approach holds true for the sum of group divisions compared to Total Management Reporting, which include consolidation items between group divisions.

Six months ended Jun 30, 2005 in € m. (except percentages)	Corporate and Investment Bank			Private Clients and Asset Management			Corporate Invest-ments	Total Manage-ment Reporting
	Corporate Banking & Securities	Global Trans-action Banking	Total	Asset and Wealth Manage-ment	Private & Business Clients	Total		
Net revenues	**7,133**	**965**	**8,098**	**1,756**	**2,299**	**4,055**	**369**	**12,522**
Underlying revenues	7,133	965	8,098	1,736	2,299	4,035	199	12,332
Provision for loan losses	(9)	22	14	(0)	151	151	4	169
Provision for off-balance sheet positions[1]	11	(17)	(6)	(0)	(1)	(1)	(0)	(8)
Provision for credit losses	**2**	**5**	**7**	**(1)**	**151**	**150**	**4**	**161**
Operating cost base	4,915	700	5,615	1,454	1,658	3,112	94	8,821
Minority interest	19	–	19	(4)	0	(4)	0	15
Restructuring activities	145	24	169	88	27	114	0	284
Goodwill impairment/ impairment of intangibles	–	–	–	–	–	–	–	–
Policyholder benefits and claims	–	–	–	19	–	19	–	19
Provision for off-balance sheet positions[1]	11	(17)	(6)	(0)	(1)	(1)	(0)	(8)
Total noninterest expenses	**5,090**	**707**	**5,797**	**1,556**	**1,684**	**3,240**	**95**	**9,132**
Income before income taxes	**2,051**	**236**	**2,288**	**200**	**464**	**663**	**270**	**3,222**
Add (deduct):								
Net gains on securities available for sale/industrial holdings including hedging	–	–	–	–	–	–	(87)	(87)
Significant equity pick-ups/ net gains from investments[2]	–	–	–	–	–	–	(44)	(44)
Net gains from businesses sold/ held for sale	–	–	–	–	–	–	–	–
Net gains related to premises	–	–	–	–	–	–	(40)	(40)
Restructuring activities	145	24	169	88	27	114	0	284
Goodwill impairment/ impairment of intangibles	–	–	–	–	–	–	–	–
Underlying pre-tax profit (loss)	**2,196**	**260**	**2,457**	**287**	**490**	**778**	**100**	**3,334**
Cost/income ratio in %	71	75	72	89	73	80	26	73
Underlying cost/income ratio in %	69	73	69	84	72	77	47	72
Assets (as of Dec 31, 2005)[3]	872,951	18,056	881,649	37,150	86,528	123,640	15,025	984,184
Risk-weighted positions (BIS risk positions)	146,237	12,560	158,797	12,729	56,958	69,687	10,020	238,504
Average active equity	11,910	1,326	13,236	4,813	1,613	6,426	3,460	23,122
Pre-tax return on average active equity in %	34	36	35	8	58	21	16	28
Underlying pre-tax return on average active equity in %	37	39	37	12	61	24	6	29

[1] Provision for off-balance sheet positions is reclassified from "Noninterest expenses" to "Provision for credit losses".
[2] Includes net gains/losses from significant equity method investments and other significant investments.
[3] The sum of corporate divisions does not necessarily equal the total of the corresponding group division because of consolidation items between corporate divisions, which are to be eliminated on the group division level. The same approach holds true for the sum of group divisions compared to Total Management Reporting, which include consolidation items between group divisions.

The following tables present the revenue components of the Corporate and Investment Bank Group Division and the Private Clients and Asset Management Group Division for the three and six months ended June 30, 2006 and 2005:

Revenue Components of the Corporate and Investment Bank Group Division

	Three months ended		Six months ended	
in € m.	**Jun 30, 2006**	Jun 30, 2005	**Jun 30, 2006**	Jun 30, 2005
Origination (equity)	195	159	349	287
Origination (debt)	380	244	694	512
Total Origination	**576**	**403**	**1,043**	**799**
Sales & Trading (equity)	743	602	2,311	1,426
Sales & Trading (debt and other products)	2,387	1,640	5,213	4,020
Total Sales & Trading	**3,130**	**2,243**	**7,524**	**5,446**
Advisory	156	145	336	259
Loan products	232	311	401	691
Transaction services	564	479	1,099	965
Other products	(130)	(21)	(193)	(63)
Total	**4,529**	**3,560**	**10,210**	**8,098**

Revenue Components of the Private Clients and Asset Management Group Division

	Three months ended		Six months ended	
in € m.	**Jun 30, 2006**	Jun 30, 2005	**Jun 30, 2006**	Jun 30, 2005
Portfolio/fund management	825	640	1,555	1,264
Brokerage	470	454	1,016	917
Loan/deposit	653	594	1,287	1,180
Payments, account & remaining financial services	219	191	434	403
Other products	141	132	344	291
Total	**2,309**	**2,011**	**4,636**	**4,055**

Share-Based Compensation

Effective January 1, 2006, the Group adopted SFAS 123(R) using the modified prospective application method. Under this method, SFAS 123(R) applies to new awards and to awards modified, repurchased or cancelled after the required effective date.

SFAS 123(R) replaces SFAS 123 and supersedes APB Opinion No. 25. The Group adopted the fair-value-based method under SFAS 123 prospectively for all employee awards granted, modified or settled after January 1, 2003, excluding those related to the 2002 performance year. Prior to this the Group applied the intrinsic-value-based provisions of APB Opinion No. 25.

The following table illustrates what the effect on net income and earnings per common share would have been for the three months respectively six months ended June 30, 2005 if the Group had applied the fair value method to all share-based awards.

in € m.	Three months ended Jun 30, 2005	Six months ended Jun 30, 2005
Net income, as reported	947	2,050
Add: Share-based compensation expense included in reported net income, net of related tax effects	140	289
Deduct: Share-based compensation expense determined under fair value method for all awards, net of related tax effects	(140)	(287)
Pro forma net income	**947**	**2,052**
Earnings per share:		
Basic – as reported	€ 2.04	€ 4.40
Basic – pro forma	€ 2.04	€ 4.40
Diluted – as reported[1]	€ 1.90	€ 4.06
Diluted – pro forma[1]	€ 1.90	€ 4.06

[1] Including numerator effect of assumed conversions. The effect for the three and six months ended June 30, 2005 was € 0.00 and € (0.01), respectively.

Upon adoption of SFAS 123(R) in 2006, the Group recognized a gain of € 42 million, net of taxes, as a cumulative effect of a change in accounting principle. This effect relates to an adjustment of accrued compensation costs, which in accordance with SFAS 123(R) are based on the estimated number of share-based payment awards to vest, including the effect of expected forfeitures. Under SFAS 123, the Group had accounted for forfeitures on an actual basis, and therefore had reversed compensation expense in the period an award was forfeited.

The following table summarizes information on the Group's share-based compensation plans used for granting new awards. These plans, and those plans no longer used for granting new awards, are described in detail in our Financial Report 2005 on pages 116 through 119 and in our 2005 Form 20-F on pages F-40 through F-43.

Plan name	Eligibility	Service period*	Expense treatment	Equity or Equity Units	Performance Options/ Partnership Appreciation Rights
Share-based compensation plans					
Restricted Equity Units Plan	Select executives	4.5 years	3	X	
DB Global Partnership Plan					
DB Equity Units					
as bonus grants	Select executives	2 years	2	X	
as retention grants	Select executives	3.5 years	3	X	
Performance Options	Select executives[1]	4 years	2		X
Partnership Appreciation Rights	Select executives[1]	4 years	2		X
DB Share Scheme					
as bonus grants	Select employees	3 years	2	X	
as retention grants	Select employees	3 years	3	X	
DB Key Employee Equity Plan (DB KEEP)	Select executives	5 years	3	X	
DB Global Share Plan (since 2004)	All employees[4]	1 year	3	X	

* Approximate period after which all portions of the award are no longer subject to plan-specific forfeiture provisions.
[1] Performance Options and Partnership Appreciation Rights are granted as units.
[2] The value is recognized during the applicable performance year as part of compensation expense (until performance year 2004, since 2005 performance year is to be amortized over the requisite service period in accordance with SFAS 123(R)).
[3] The value is recognized on a straight-line basis over the requisite service period as part of compensation expense.
[4] A participant must have been working for the Group for at least one year and have had an active employment contract in order to participate.

Compensation Expense

Expense related to share awards is recognized on a straight-line basis over the requisite service period. The service period usually begins on the grant date of the award and ends when the award is no longer subject to plan-specific forfeiture provisions. Awards are forfeited if a participant terminates employment under certain circumstances. Expected forfeitures are factored into the expense accrual calculation.

The Group recognized compensation expense related to its significant share-based compensation plans as follows.

in € m.	Three months ended		Six months ended	
	Jun 30, 2006	Jun 30, 2005	**Jun 30, 2006**	Jun 30, 2005
DB Global Partnership Plan	2	–	3	1
DB Global Share Plan	11	8	22	19
DB Share Scheme/Restricted Equity Units Plan/DB KEEP	262	200	509	439
Stock Appreciation Rights Plan[1]	(2)	22	26	38
Total	**273**	**230**	**560**	**497**

[1] For the three months ended June 30, 2006 and 2005, net (gains) losses of € 8 million and € 25 million, respectively, from non-trading equity derivatives, used to offset fluctuations in employee share-based compensation expense, were included. For the six months ended June 30, 2006 and 2005, net (gains) losses of € (43) million and € 38 million, respectively, from non-trading equity derivatives, used to offset fluctuations in employee share-based compensation expense, were included.

The related total recognized tax benefit for the six months ended June 30, 2006 was approximately € 198 million and € 182 million for the six months ended June 30, 2005.

As of June 30, 2006, unrecognized compensation cost related to nonvested share-based compensation was € 1.5 billion, which is expected to be recognized over an average period of approximately 1 year 10 months.

The following is a summary of the activity in the Group's current compensation plans involving share and option awards for the six months ended June 30, 2006.

in thousands of units (except per share data and exercise prices)	DB Equity Units	Weighted-average grant date fair value per share	DB Global Partnership Plan	
			Performance Options[1]	Weighted-average exercise price[2]
Balance at December 31, 2005	**290**	**€ 57.38**	**16,105**	**€ 77.82**
Granted	93	€ 78.90	–	–
Issued	–	–	–	–
Exercised	–	–	(4,369)	€ 77.69
Forfeited	–	–	(25)	€ 89.57
Balance at June 30, 2006	**383**	**€ 62.62**	**11,711**	**€ 77.85**
Weighted-average remaining *contractual life at:*				
June 30, 2006			1 year 10 months	
December 31, 2005			2 years 4 months	

[1] All DB Global Partnership Performance Options are exercisable as of June 30, 2006.
[2] The weighted-average exercise price does not include the effect of the PARs for the DB Global Partnership Plan.

The following is a summary of the activity in the Group's compensation plans involving share awards (DB Share Scheme, DB Key Employee Equity Plan, Restricted Equity Units Plan and DB Global Share Plan (Since 2004)) for the six months ended June 30, 2006. Expense for bonus awards, retention awards and DB Global Share Plan (Since 2004) is recognized over the requisite service period.

in thousands of units (except per share data)	DB Share Scheme/ DB KEEP/ REU	Global Share Plan (Since 2004)	Total	Weighted-average grant date fair value per share
Balance at December 31, 2005	**64,952**	**534**	**65,486**	**€ 51.96**
Granted	12,160	–	12,160	€ 73.12
Issued	(26)	–	(26)	€ 52.44
Forfeited	(1,383)	(5)	(1,388)	€ 51.01
Balance at June 30, 2006	**75,703**	**529**	**76,232**	**€ 55.35**

The following is a summary of the Group's share-based compensation plans (for which there will be no future awards) for the six months ended June 30, 2006.

	Stock Appreciation Rights Plans		DB Global Share Plan (2003 & 2002)		
in thousands of units (except for strike and exercise prices)	Units[1]	Weighted-average strike price	Shares	Performance Options[2]	Weighted-average exercise price
Balance at December 31, 2005	**7,107**	**€ 69.79**	**N/A**	**2,510**	**€ 69.77**
Granted	–	–	–	–	–
Issued	–	–	–	–	–
Exercised	(3,615)	€ 68.64	–	(503)	€ 70.88
Forfeited	–	–	–	(42)	€ 74.63
Expired	–	–	–	–	–
Balance at June 30, 2006	**3,492**	**€ 70.97**	**N/A**	**1,965**	**€ 69.38**
Weighted-average remaining contractual life at:					
June 30, 2006		6 months			3 years 0 months
December 31, 2005		1 year			3 years 6 months

N/A – Not applicable. Participant was fully vested for shares purchased under the DB Global Share Plan.
[1] The total payments made upon exercise for the six months ended June 30, 2006 was approximately € 99 million.
[2] All DB Global Share Performance Options are exercisable as of June 30, 2006.

The total intrinsic value of all Performance Options (DB Global Partnership Plan and DB Global Share Plan 2003 & 2002, not including the effect of the PARs for the DB Global Partnership Plan) exercised during the six months ended June 30, 2006 was approximately € 48 million and € 102 million for the six months ended June 30, 2005. The aggregate intrinsic value of outstanding Performance Options as of June 30, 2006 was € 156 million.

Settlement of PARs led to payments of approximately € 56 million in the first half of 2006.

The amount of cash received from exercise of options during the six months ended June 30, 2006 was € 375 million.

The tax benefits realized from Performance Option exercises (including PARs) during the first half of 2006 was approximately € 16 million.

Funding Principles

Equity-based compensation programs are funded through shares that have previously been bought back in the market as well as through newly issued shares. Share-based compensation plans, where employees have the right to receive common shares of the Group at specified future dates, are covered by shares that have been bought back under the scope of the Bank's share buy-back programs, done typically prior to the award date. For most of the share-based compensation plans, these previously repurchased Treasury shares are delivered into hedges at award date, with the delivery to eligible employees taking place at the end of the vesting period. In contrast to share awards, exercised employee stock options are covered by issuing new shares using conditional capital. Based on the option rights granted and not exercised at June 30, 2006 capital still can be increased by approximately € 35 million.

Information on the Balance Sheet (unaudited)

Securities Available for Sale

in € m.	Jun 30, 2006 Fair value	Gross unrealized holding gains	Gross unrealized holding losses	Amortized cost	Dec 31, 2005 Fair value	Gross unrealized holding gains	Gross unrealized holding losses	Amortized cost
Debt securities	16,187	118	(189)	16,258	16,296	236	(56)	16,116
Equity securities	5,453	1,915	(16)	3,554	5,379	2,382	(6)	3,003
Total	**21,640**	**2,033**	**(205)**	**19,812**	**21,675**	**2,618**	**(62)**	**19,119**

Problem Loans

in € m.	Jun 30, 2006 Impaired loans	Nonperforming homogeneous loans	Total	Dec 31, 2005 Impaired loans	Nonperforming homogeneous loans	Total
Nonaccrual loans	2,095	1,095	3,190	2,444	1,106	3,550
Loans 90 days or more past due and still accruing	10	169	179	13	189	202
Troubled debt restructurings	104	–	104	119	–	119
Total problem loans	**2,209**	**1,264**	**3,473**	**2,576**	**1,295**	**3,871**

Allowance for Credit Losses

Allowance for loan losses in € m.	Six months ended Jun 30, 2006	 Jun 30, 2005
Balance, beginning of year	**1,928**	**2,345**
Provision for loan losses	105	169
Net charge-offs	**(230)**	**(300)**
Charge-offs	(373)	(376)
Recoveries	144	76
Allowance related to acquisitions/divestitures	–	–
Foreign currency translation	(19)	48
Balance, end of period	**1,784**	**2,262**

Allowance for off-balance sheet positions in € m.	Six months ended Jun 30, 2006	 Jun 30, 2005
Balance, beginning of year	**329**	**345**
Provision for off-balance sheet positions	(23)	(8)
Allowance related to acquisitions/divestitures	–	–
Foreign currency translation	(7)	9
Balance, end of period	**299**	**346**

Other Assets and Other Liabilities

in € m.	Jun 30, 2006	Dec 31, 2005
Other assets:		
Brokerage and securities related receivables	59,529	49,175
Loans held for sale, net	31,911	25,453
Other assets related to insurance business	1,120	1,149
Due from customers on acceptances	209	93
Accrued interest receivable	5,193	5,000
Tax assets	5,801	5,903
Other	15,681	12,609
Total other assets	**119,444**	**99,382**

in € m.	Jun 30, 2006	Dec 31, 2005
Other liabilities:		
Brokerage and securities related payables	51,391	42,528
Insurance policy claims and reserves	1,973	1,940
Acceptances outstanding	209	93
Accrued interest payable	5,773	4,684
Accrued expenses	7,604	9,584
Tax liabilities	7,223	7,215
Other	16,914	15,333
Total other liabilities	**91,087**	**81,377**

Long-term Debt

in € m.	Jun 30, 2006	Dec 31, 2005
Senior debt:		
Bonds and notes:		
Fixed rate	59,910	54,898
Floating rate	45,187	41,785
Subordinated debt:		
Bonds and notes:		
Fixed rate	9,725	9,830
Floating rate	6,645	7,041
Total	**121,467**	**113,554**

Liability for Restructuring Activities

	BRP restructuring liability established in				**Total**
in € m.	4th quarter 2004	2005	1st quarter 2006	2nd quarter 2006	
As of Dec 31, 2005	**6**	**178**	**–**	**–**	**184**
Additions	–	–	46	60	106
Utilization	(3)	(147)	(42)	(34)	(226)
Releases	(1)	(6)	0	–	(7)
Increases due to exchange rate fluctuations	–	(1)	(0)	–	(1)
As of Jun 30, 2006	**2**	**24**	**4**	**26**	**56**

Variable Interest Entities (VIEs)

The following table includes information on consolidated and significant non-consolidated VIEs under FIN 46(R).

Jun 30, 2006	Consolidated VIEs		Significant VIEs
in € m.	Aggregated total assets	Aggregated total assets	Maximum exposure to loss
Commercial paper programs	626	30,812	27,903
Guaranteed value mutual funds	526	10,298	10,169
Asset securitization	15,078	–	–
Structured finance and other	19,839	5,648	1,223
Commercial real estate leasing vehicles, closed-end funds and real estate investment entities	853	747	56

Substantially all of the consolidated assets of the variable interest entities act as collateral for related consolidated liabilities. The holders of these liabilities have no recourse to the Group, except to the extent the Group guarantees the value of the mutual fund units that investors purchase. The maximum exposure to loss related to the significant non-consolidated guaranteed value mutual funds results from the above mentioned guarantees. The Group's maximum exposure to loss from the commercial paper programs in which it has a significant interest is equivalent to the contract amount of its liquidity facilities. The liquidity facilities create only limited credit exposure since the Group is not required to provide funding if the assets of the vehicle are in default.

Financial Instruments with Off-Balance Sheet Credit Risk

in € m.	Jun 30, 2006	Dec 31, 2005
Irrevocable commitments to extend credit		
For book claims and bills of exchange	131,134	130,492
For guarantees and letters of credit	1,446	1,209
Placement and underwriting commitments	1,243	896
Total irrevocable commitments to extend credit	133,823	132,597
Revocable commitments to extend credit	20,958	22,344
Total commitments to extend credit	**154,781**	**154,941**
Financial guarantees, standby letters of credit and performance guarantees	37,835	31,576
Total	**192,616**	**186,517**

The Group offers clients a certain investment fund product with a market value guarantee feature as described in our Financial Report 2005 on page 151. As of June 30, 2006 and December 31, 2005 the maximum potential amount of future payments of the market value guarantees was € 17.6 billion and € 14.7 billion, respectively. This includes market value guarantees related to significant non-consolidated VIEs (FIN 46(R)).

Capital According to BIS

in € m.	Jun 30, 2006	Dec 31, 2005
Tier I		
Common shares	1,330	1,420
Additional paid-in capital[1]	14,581	11,672
Retained earnings, common shares in treasury, equity classified as obligation to purchase common shares, foreign currency translation[2]	13,548	16,508
Minority interests	692	622
Noncumulative trust preferred securities	4,107	3,587
Other (equity contributed on silent partnership interests)	–	–
Items deducted (principally goodwill and tax effect of available for sale securities)	(11,456)	(11,911)
Total core capital	**22,802**	**21,898**
Tier II		
Unrealized gains on listed securities (45% eligible)	835	1,182
Other inherent loss allowance	418	435
Cumulative preferred securities	1,107	1,178
Subordinated liabilities, if eligible according to BIS	8,591	9,193
Total supplementary capital	**10,951**	**11,988**
Total regulatory capital	**33,753**	**33,886**

[1] Share awards included at June 30, 2006.
[2] Share awards included at December 31, 2005.

BIS Risk Position and Capital Adequacy Ratios

in € m., unless stated otherwise	Jun 30, 2006	Dec 31, 2005
BIS risk position[1]	262,564	251,202
BIS capital ratio (Tier I + II + III)[2]	12.9%	13.5%
BIS core capital ratio (Tier I)	8.7%	8.7%

[1] Primarily comprised of credit risk weighted assets. Also includes market risk equivalent assets of € 10.7 billion and € 10.5 billion at June 30, 2006 and December 31, 2005, respectively.
[2] Currently we do not have Tier III capital components.

Litigation

Enron Litigation. Deutsche Bank AG and certain of its affiliates are collectively involved in more than 10 lawsuits arising out of their banking relationship with Enron Corp., its subsidiaries and certain Enron-related entities ("Enron"). These lawsuits include a series of purported class actions brought on behalf of shareholders of Enron, including the lead action captioned *Newby v. Enron Corp.* The first amended consolidated complaint filed in *Newby* named as defendants, among others, Deutsche Bank AG, several other investment banking firms, a number of law firms, Enron's former accountants and affiliated entities and individuals and other individual defendants, including present and former officers and directors of Enron, and it purported to allege claims against Deutsche Bank AG and certain of its affiliates under federal securities laws. On June 5, 2006, the Court dismissed all of the claims in the *Newby* action against Deutsche Bank AG and its affiliates. On June 21, 2006, Lead Plaintiff in *Newby* filed a motion requesting the Court to reconsider the dismissal of Deutsche Bank AG and its affiliates from *Newby*.

Also, an adversary proceeding has been brought by Enron in the bankruptcy court against, among others, Deutsche Bank AG and certain of its affiliates. In this adversary proceeding, Enron seeks damages from the Deutsche Bank entities, as well as the other defendants, for alleged aiding and abetting breaches of fiduciary duty by Enron insiders, aiding and abetting fraud and unlawful civil conspiracy, and also seeks return of alleged fraudulent conveyances and preferences and equitable subordination of their claims in the Enron bankruptcy. The Deutsche Bank entities' motion to partially dismiss the adversary complaint is pending.

In addition to *Newby* and the adversary proceeding described above, there are third-party actions and individual and putative class actions brought in various courts by Enron investors and creditors alleging federal and state law claims against Deutsche Bank AG and certain of its affiliates.

Tax-Related Products. Deutsche Bank AG, along with certain affiliates and former employees (collectively referred to as "Deutsche Bank"), have collectively been named as defendants in more than 75 legal proceedings brought by customers in various tax-oriented transactions. Deutsche Bank provided financial products and services to these customers, who were advised by various accounting, legal and financial advisory professionals. The customers claimed tax benefits as a result of these transactions, and the United States Internal Revenue Service has rejected those claims. In these legal proceedings, the customers allege that, together with Deutsche Bank, the professional advisors improperly misled the customers into believing that the claimed tax benefits would be upheld by the Internal Revenue Service. The legal proceedings are pending in numerous state and federal courts and in arbitration, and claims against Deutsche Bank are alleged under both U.S. state and federal law. Many of the claims against Deutsche Bank are asserted by individual customers, while others are asserted on behalf of a putative customer class. No litigation class has been certified as against Deutsche Bank. The legal proceedings are currently at various pre-trial stages, including discovery.

The United States Department of Justice ("DOJ") is also conducting a criminal investigation of tax-oriented transactions that were executed from approximately 1997 through 2001. In connection with that investigation, DOJ has sought various documents and other information from Deutsche Bank and has been investigating the actions of various individuals and entities, including Deutsche Bank, in such transactions. In the latter half of 2005, DOJ brought criminal charges against numerous individuals based on their participation in certain tax-oriented transactions while employed by entities other than Deutsche Bank. In the latter half of 2005, DOJ also entered into a Deferred Prosecution Agreement with an accounting firm (the "Accounting Firm"), pursuant to which DOJ agreed to defer prosecution of a criminal charge against the Accounting Firm based on its participation in certain tax-oriented transactions provided that the Accounting Firm satisfied the terms of the Deferred Prosecution Agreement. On February 14, 2006, DOJ announced that it had entered into a Deferred Prosecution Agreement with a financial institution (the "Financial Institution"), pursuant to which DOJ agreed to defer prosecution of a criminal charge against the Financial Institution based on its role in providing financial products and services in connection with certain tax-oriented transactions provided that the Financial Institution satisfied the terms of the Deferred Prosecution Agreement. Deutsche Bank provided similar financial products and services in certain tax-oriented transactions that are the same or similar to the tax-oriented transactions that are the subject of the above-referenced criminal charges. Deutsche Bank also provided financial products and services in additional tax-oriented transactions as well. DOJ's criminal investigation is on-going.

Philipp Holzmann AG. Philipp Holzmann AG ("Holzmann") is a major German construction firm which filed for insolvency in March 2002. Deutsche Bank had been a major creditor bank and holder of an equity interest of Holzmann for many decades, and, from April 1997 until April 2000, a former member of Deutsche Bank AG's Management Board was the Chairman of its Supervisory Board. When Holzmann had become insolvent at the end of 1999, a consortium of banks led by Deutsche Bank participated in late 1999 and early 2000 in a restructuring of Holzmann that included the banks' extension of a credit facility, participation in a capital increase and exchange of debt into convertible bonds. In March 2002, Holzmann and several of its subsidiaries, including in particular imbau Industrielles Bauen GmbH ("imbau"), filed for insolvency. As a result of this insolvency, the administrators for Holzmann and for imbau and a group of bondholders have informed Deutsche Bank they are asserting claims against it because of its role as lender to the Holzmann group prior to and after the restructuring and as leader of the consortium of banks which supported the restructuring. The purported claims include claims that amounts repaid to the banks constituted voidable preferences that should be returned to the insolvent entities and claims of lender liability resulting from the banks' support for an allegedly infeasible restructuring. Although Deutsche Bank is in ongoing discussions, it cannot exclude that some of the parties may file lawsuits against it. To date, the administrator for imbau filed a lawsuit against Deutsche Bank in August 2004 alleging that payments received by Deutsche Bank in respect of a loan made to imbau in 1997 and 1998 and in connection with a real estate transaction that was part of the restructuring constituted voidable preferences that should be returned to the insolvent entity. Several bondholders filed a lawsuit against Deutsche Bank in December 2005 seeking damages because of its allegedly unlawful support of Holzmann's 1999/2000 restructuring. Additionally, Gebema N.V. filed a lawsuit in 2000 seeking damages against Deutsche Bank alleging deficiencies in the offering documents based on which Gebema N.V. had invested in equity and convertible bonds of Holzmann in 1998.

General. Due to the nature of its business, the Group is involved in litigation, arbitration and regulatory proceedings in Germany and in a number of jurisdictions outside Germany, including the United States, arising in the ordinary course of business. Such matters are subject to many uncertainties, and the outcome of individual matters is not predictable with assurance. Although the final resolution of any such matters could have a material effect on the Group's consolidated operating results for a particular reporting period, the Group believes that it should not materially affect its consolidated financial position.

Other Information

Supervisory Board and Management Board

Dr. Rolf-E Breuer was chairman and member of the Supervisory Board until May 3, 2006. Dr. Clemens Börsig was appointed by the court as a new member from May 4, 2006 until our AGM on June 1, 2006. He became also chairman of the Supervisory Board. Dipl.-Ing. Albrecht Woeste was a member of the Supervisory Board until the end of our AGM on June 1, 2006 and Margret Mönig-Raane was a member of the Supervisory Board until June 1, 2006. Maurice Lévy and Dr. Clemens Börsig were elected as members of the Supervisory Board by our AGM on June 1, 2006 and Gerd Herzberg was appointed by the court as a member from June 2, 2006 for the remainder of the term of office of the Supervisory Board.

The Supervisory Board has appointed Anthony Di Iorio and Dr. Hugo Bänziger as new members of the Management Board, effective May 4, 2006. Di Iorio, previously Group Controller, assumes the position of Chief Financial Officer while Dr. Bänziger, previously Chief Risk Officer for Credit and Operational Risk, becomes Chief Risk Officer.

Value-at-risk of Trading Units[1, 2]

	Total		Interest rate risk		Equity price risk		Foreign exchange risk		Commodity price risk	
in € m.	**2006**	2005	**2006**	2005	**2006**	2005	**2006**	2005	**2006**	2005
Average[3]	67.9	65.8	48.0	52.8	39.3	33.3	18.5	10.3	13.0	7.0
Maximum[3]	77.7	79.2	60.3	61.6	47.7	43.1	46.2	18.2	25.0	11.3
Minimum[3]	58.3	57.8	42.1	41.9	31.4	22.9	6.0	5.5	9.0	3.5
Period-end[4]	63.9	69.8	53.8	55.3	36.2	32.8	7.2	12.9	9.4	9.6

[1] All figures for 1-day holding period; 99% confidence level.
[2] Value-at-risk is not additive due to correlation effects.
[3] Amounts show the bands within which the values fluctuated during the period January 1 to June 30, 2006 and the year 2005, respectively.
[4] Figures for 2005 as of December 31, 2005; figures for 2006 as of June 30, 2006.

RoE Target Definition

During the implementation of our "transformation strategy" started in 2002, the Group disclosed its financial results on a U.S. GAAP basis and additionally on an underlying basis. After the completion of our transformation strategy, our underlying results and our reported U.S. GAAP results have substantially converged.

In light of this convergence, our pre-tax RoE target of 25% was defined as pre-tax income on a reported U.S. GAAP basis before restructuring charges and substantial gains from industrial holdings divided by average active equity.

Below is a table which reconciles our pre-tax U.S. GAAP results to the adjusted results used for target tracking purposes.

	Three months ended		Six months ended	
in € m., unless stated otherwise	**Jun 30, 2006**	Jun 30, 2005	**Jun 30, 2006**	Jun 30, 2005
Reported income before income taxes[1]	**1,867**	**1,414**	**4,472**	**3,197**
Add (deduct):				
Restructuring activities (Business Realignment Program-related)	57	116	99	284
Substantial gains from industrial holdings	–	–	–	–
Income before income taxes (target definition)	**1,924**	**1,530**	**4,571**	**3,480**
Average active equity	26,132	24,210	26,169	23,915
Pre-tax return on average active equity (target definition)	29.4%	25.3%	34.9%	29.1%

[1] Income before income tax expense and cumulative effect of accounting changes.

We continue to disclose the Group's underlying results to permit the reader to compare current results to those previously disclosed on an underlying basis. In addition, we continue to report the results of our business segments on an underlying basis because that is the measure used internally by management to monitor the financial performance of those segments.

Reconciliation of Reported to Underlying Results

This document contains non-U.S. GAAP financial measures, including underlying revenues, provision for credit losses, operating cost base, underlying pre-tax profit, average active equity and related ratios. Set forth below are

- definitions of such non-U.S. GAAP financial measures,
- reconciliation of such measures to the most directly comparable U.S. GAAP financial measures.

Definitions of Financial Measures

We use the following terms with the following meanings:

- *Underlying revenues*: Net revenues less specific revenue items as referred to in the respective tables net of policyholder benefits and claims (reclassified from noninterest expenses).
- *Provision for credit losses*: Provision for loan losses plus provision for off-balance sheet positions (reclassified from noninterest expenses).
- *Operating cost base*: Noninterest expenses less provision for off-balance sheet positions (reclassified to provision for credit losses), policyholder benefits and claims (reclassified to underlying revenues), minority interest, restructuring activities, goodwill impairment/impairment of intangibles and provisions relating to grundbesitz-invest in the fourth quarter of 2005 and related releases.
- *Underlying pre-tax profit*: Income before income taxes less restructuring activities, goodwill impairment/impairment of intangibles, provisions relating to grundbesitz-invest in the fourth quarter of 2005 and related releases, and specific revenue items as referred to in the respective tables.
- *Underlying cost/income ratio in %*: Operating cost base as a percentage of underlying revenues. *Cost/income ratio in %*, which is defined as total noninterest expenses as a percentage of total net revenues, is also provided.
- *Average active equity*: The portion of adjusted average total shareholders' equity that has been allocated to a segment pursuant to the Group's capital allocation framework. The overriding objective of this framework is to allocate adjusted average total shareholders' equity based on the respective goodwill and other intangible assets with indefinite useful lives as well as the economic capital of each segment. In the second quarter of 2005, the measurement of operational risk has been further refined as part of the bank's Basel II preparation for the Advanced Measurement Approach. This refinement resulted in no material change in the operational risk economic capital for the Group but a higher allocation of operational risk economic capital to CB&S and reductions in other segments. In determining the total amount of average active equity to be allocated, average total shareholders' equity is adjusted to exclude average unrealized net gains on securities available for sale, net of applicable tax and other, and average dividend accruals.
- *Adjusted return on average active equity (after tax) in %*: Net income (loss) less the reversal of 1999/2000 credits for tax rate changes and the cumulative effect of accounting changes, net of tax, (annualized) as a percentage of average active equity. *Underlying pre-tax return on average active equity in %*: Underlying pre-tax profit (annualized) as a percentage of average active equity. *Pre-tax return on average active equity in %*, which is defined as income before income taxes (annualized) as a percentage of average active equity, is also provided. These returns, which are based on average active equity, should not be compared to those of other companies without considering the differences in the calculation of such ratios. Our capital allocation framework does not allocate all average active equity to the segments. As a result, the weighted average of the segment pre-tax return on average active equity will be larger than the corresponding pre-tax return on average active equity of the Group.

- *Underlying equity turnover (based on average active equity) in %*: Underlying revenues (annualized) as a percentage of average active equity. *Equity turnover (based on average active equity) in %*: Net revenues (annualized) as a percentage of average active equity. *Equity turnover (based on average shareholders' equity) in %*: Net revenues (annualized) as a percentage of average shareholders' equity.
- *Underlying profit margin in %*: Underlying pre-tax profit as a percentage of underlying revenues. *Profit margin in %*: Income before income taxes as a percentage of net revenue.

Management uses these measures as part of its internal reporting system because it believes that such measures provide it with a more useful indication of the financial performance of the business segments. The Group discloses such measures to provide investors and analysts with further insight into how management operates our businesses and to enable them to better understand our results. The rationale for excluding certain items in deriving the measures above are provided in our SEC Form 20-F of March 23, 2006 on pages F-60 and F-61 and in our Financial Report 2005 on pages 137 to 139.

Reconciliation of Reported to Underlying Results

Set forth below are the reconciliations of non-U.S. GAAP financial measures to the most directly comparable U.S. GAAP financial measures.

in € m.	Three months ended Jun 30, 2006	Jun 30, 2005	Change in %	Six months ended Jun 30, 2006	Jun 30, 2005	Change in %
Reported net revenues[1]	**6,800**	**5,901**	**15**	**14,790**	**12,484**	**18**
Add (deduct):						
Net (gains) losses on securities available for sale/industrial holdings including hedging	1	(0)	N/M	(8)	(87)	(91)
Significant equity pick-ups/net gains from investments[2]	(54)	(18)	N/M	(179)	(44)	N/M
Net gains from businesses sold/held for sale	(35)	–	N/M	(35)	–	N/M
Net (gains) losses related to premises	–	(40)	N/M	2	(40)	N/M
Policyholder benefits and claims[3]	(11)	(9)	27	(29)	(23)	24
Underlying revenues	**6,702**	**5,835**	**15**	**14,541**	**12,290**	**18**
Reported provision for loan losses	**95**	**75**	**26**	**105**	**169**	**(38)**
Provision for off-balance sheet positions[4]	(16)	5	N/M	(23)	(8)	196
Provision for credit losses	**78**	**80**	**(2)**	**82**	**161**	**(49)**
Reported noninterest expenses	**4,838**	**4,412**	**10**	**10,213**	**9,118**	**12**
Add (deduct):						
Restructuring activities	(57)	(116)	(51)	(99)	(284)	(65)
Goodwill impairment/impairment of intangibles	–	–	N/M	–	–	N/M
Provision for real estate fund investor compensation	5	–	N/M	5	–	N/M
Minority interest	(5)	(11)	(56)	(24)	(22)	9
Policyholder benefits and claims[3]	(11)	(9)	27	(29)	(23)	24
Provision for off-balance sheet positions[4]	16	(5)	N/M	23	8	196
Operating cost base	**4,788**	**4,272**	**12**	**10,090**	**8,798**	**15**
Reported income before income taxes[5]	**1,867**	**1,414**	**32**	**4,472**	**3,197**	**40**
Add (deduct):						
Net (gains) losses on securities available for sale/industrial holdings including hedging	1	(0)	N/M	(8)	(87)	(91)
Significant equity pick ups/net gains from investments[2]	(54)	(18)	N/M	(179)	(44)	N/M
Net gains from businesses sold/held for sale	(35)	–	N/M	(35)	–	N/M
Net (gains) losses related to premises	–	(40)	N/M	2	(40)	N/M
Restructuring activities	57	116	(51)	99	284	(65)
Goodwill impairment/impairment of intangibles	–	–	N/M	–	–	N/M
Provision for real estate fund investor compensation	(5)	–	N/M	(5)	–	N/M
Underlying pre-tax profit	**1,831**	**1,472**	**24**	**4,346**	**3,310**	**31**

N/M – Not meaningful

[1] Net interest revenues before provision for loan losses and total noninterest revenues.

[2] Includes net gains/losses from significant equity method investments and other significant investments.

[3] Policyholder benefits and claims are reclassified from "Noninterest expenses" to "Underlying revenues".

[4] Provision for off-balance sheet positions is reclassified from "Noninterest expenses" to "Provision for credit losses".

[5] Income before income tax expense and cumulative effect of accounting changes.

Reconciliation of Group Reported and Underlying Ratios

in € m.	Three months ended Jun 30, 2006	Three months ended Jun 30, 2005	Change	Six months ended Jun 30, 2006	Six months ended Jun 30, 2005	Change
Reconciliation of cost ratios:						
Reported noninterest expenses	**4,838**	**4,412**	**10 %**	**10,213**	**9,118**	**12 %**
Deduct:						
Compensation and benefits	3,088	2,640	17 %	6,712	5,638	19 %
Non-compensation noninterest expenses	**1,750**	**1,772**	**(1)%**	**3,501**	**3,480**	**1 %**
Add (deduct):						
Restructuring activities	(57)	(116)	(51)%	(99)	(284)	(65)%
Goodwill impairment/impairment of intangibles	–	–	N/M	–	–	N/M
Provision for real estate fund investor compensation	5	–	N/M	5	–	N/M
Minority interest	(5)	(11)	(55)%	(24)	(22)	9 %
Policyholder benefits and claims	(11)	(9)	27 %	(29)	(23)	24 %
Provision for off-balance sheet positions	16	(5)	N/M	23	8	196 %
Non-compensation operating cost base	**1,700**	**1,632**	**4 %**	**3,378**	**3,160**	**7 %**
Cost/income ratio	71.1%	74.8%	(3.7)ppt	69.1%	73.0%	(3.9)ppt
Underlying cost/income ratio	71.4%	73.2%	(1.8)ppt	69.4%	71.6%	(2.2)ppt
Compensation ratio	45.4%	44.7%	0.7 ppt	45.4%	45.2%	0.2 ppt
Underlying compensation ratio	46.1%	45.2%	0.9 ppt	46.2%	45.9%	0.3 ppt
Non-compensation ratio	25.7%	30.0%	(4.3)ppt	23.7%	27.9%	(4.2)ppt
Underlying non-compensation ratio	25.4%	28.0%	(2.6)ppt	23.2%	25.7%	(2.5)ppt
Reconciliation of profitability ratios:						
Net income	**1,226**	**947**	**29 %**	**2,936**	**2,050**	**43 %**
Add (deduct):						
Reversal of 1999/2000 credits for tax rate changes	–	–	N/M	–	31	N/M
Cumulative effect of accounting changes, net of tax	–	–	N/M	(46)	–	N/M
Adjusted net income	**1,226**	**947**	**29 %**	**2,890**	**2,081**	**39 %**
Average shareholders' equity	**30,092**	**26,778**	**12 %**	**30,215**	**26,589**	**14 %**
Add (deduct):						
Average unrealized gains on securities available for sale, net of applicable tax	(2,192)	(1,443)	52 %	(2,390)	(1,591)	50 %
Average dividend accruals	(1,768)	(1,125)	57 %	(1,656)	(1,083)	53 %
Average active equity	**26,132**	**24,210**	**8 %**	**26,169**	**23,915**	**9 %**
Return on average shareholders' equity (after tax)	16.3%	14.1%	2.2 ppt	19.4%	15.4%	4.0 ppt
Adjusted return on average active equity (after tax)	18.8%	15.6%	3.2 ppt	22.1%	17.4%	4.7 ppt
Pre-tax return on average shareholders' equity	24.8%	21.1%	3.7 ppt	29.6%	24.0%	5.6 ppt
Pre-tax return on average active equity	28.6%	23.4%	5.2 ppt	34.2%	26.7%	7.5 ppt
Underlying pre-tax return on average active equity	28.0%	24.3%	3.7 ppt	33.2%	27.7%	5.5 ppt
Equity turnover (based on average shareholders' equity)	90.4%	88.1%	2.3 ppt	97.9%	93.9%	4.0 ppt
Equity turnover (based on average active equity)	104.1%	97.5%	6.6 ppt	113.0%	104.4%	8.6 ppt
Underlying equity turnover (based on average active equity)	102.6%	96.4%	6.2 ppt	111.1%	102.8%	8.3 ppt
Profit margin	27.5%	24.0%	3.5 ppt	30.2%	25.6%	4.6 ppt
Underlying profit margin	27.3%	25.2%	2.1 ppt	29.9%	26.9%	3.0 ppt

ppt – percentage points N/M – Not meaningful

Impressum

Deutsche Bank Aktiengesellschaft
Taunusanlage 12
Germany
60262 Frankfurt am Main
Telephone: +49 69 9 10-00
deutsche.bank@db.com

Investor Relations:
in Frankfurt:
+49 69 9 10-3 80 80
db.ir@db.com

The Interim Report on the Internet:
www.deutsche-bank.com/2Q2006

Cautionary statement regarding forward-looking statements

This report contains forward-looking statements. Forward-looking statements are statements that are not historical facts; they include statements about our beliefs and expectations. Any statement in this presentation that states our intentions, beliefs, expectations or predictions (and the assumptions underlying them) is a forward-looking statement. These statements are based on plans, estimates and projections as they are currently available to the management of Deutsche Bank. Forward-looking statements therefore speak only as of the date they are made, and we undertake no obligation to update publicly any of them in light of new information or future events.

By their very nature, forward-looking statements involve risks and uncertainties. A number of important factors could therefore cause actual results to differ materially from those contained in any forward-looking statement. Such factors include the conditions in the financial markets in Germany, in Europe, in the United States and elsewhere from which we derive a substantial portion of our trading revenues, potential defaults of borrowers or trading counterparties, the implementation of our management agenda, the reliability of our risk management policies, procedures and methods, and other risks referenced in our filings with the U.S. Securities and Exchange Commission. Such factors are described in detail in our SEC Form 20-F of 23 March 2006 on pages 7 through 13 under the heading "Risk Factors". Copies of this document are available upon request or can be downloaded from www.deutsche-bank.com/ir.

Financial Calendar for 2006/2007

November 1, 2006	Interim Report as at September 30, 2006
May 8, 2007	Interim Report as at March 31, 2007
May 24, 2007	General Meeting in the Festhalle Frankfurt am Main (Exhibition Center)
May 25, 2007	Dividend payment
August 1, 2007	Interim Report as at June 30, 2007
October 31, 2007	Interim Report as at September 30, 2007

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